Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Radiant Systems, Inc.

at

$28.00 Net Per Share

by

Ranger Acquisition Corporation

a wholly-owned subsidiary of

NCR Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

AT THE END OF THE DAY ON AUGUST 19, 2011, UNLESS THE OFFER IS EXTENDED.

THIS OFFER TO PURCHASE IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 11, 2011 (THE “MERGER AGREEMENT”), BY AND AMONG NCR CORPORATION (“NCR”), RANGER ACQUISITION CORPORATION (“PURCHASER”) AND RADIANT SYSTEMS, INC. (“RADIANT”). PURCHASER, A WHOLLY-OWNED SUBSIDIARY OF NCR, IS OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK, NO PAR VALUE PER SHARE (“SHARES”), OF RADIANT FOR $28.00 PER SHARE, NET TO THE SELLER, IN CASH, WITHOUT INTEREST AND LESS APPLICABLE WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, CONSTITUTE THE “OFFER”).

RADIANT’S BOARD OF DIRECTORS UNANIMOUSLY (1) DETERMINED THAT THE OFFER, THE MERGER OF PURCHASER WITH AND INTO RADIANT (THE “MERGER”), THE MERGER AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF RADIANT AND ITS SHAREHOLDERS; (2) APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER; AND (3) RESOLVED TO RECOMMEND THAT THE SHAREHOLDERS OF RADIANT TENDER THEIR SHARES PURSUANT TO THE OFFER, AND, TO THE EXTENT REQUIRED BY APPLICABLE LAW, APPROVE THE MERGER AND THE MERGER AGREEMENT.

THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION. THE OFFER IS, HOWEVER, CONDITIONED UPON (1) THERE HAVING BEEN VALIDLY TENDERED (NOT INCLUDING SHARES TENDERED PURSUANT TO PROCEDURES FOR GUARANTEED DELIVERY) AND NOT VALIDLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY NCR AND ITS SUBSIDIARIES, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A “FULLY DILUTED BASIS” (WHICH ASSUMES CONVERSION OR EXERCISE OF ALL DERIVATIVE SECURITIES CONVERTIBLE OR EXERCISABLE INTO SHARES REGARDLESS OF THE CONVERSION OR EXERCISE PRICE, THE VESTING SCHEDULE OR OTHER TERMS AND CONDITIONS THEREOF) ON THE EXPIRATION OF THE OFFER, WHICH IS REFERRED TO AS THE “MINIMUM TENDER CONDITION;” (2) ANY WAITING PERIOD (AND ANY EXTENSION THEREOF) APPLICABLE TO THE OFFER OR THE MERGER UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, THE SHERMAN ACT, AS AMENDED, THE CLAYTON ACT, AS AMENDED AND THE FEDERAL TRADE COMMISSION ACT, AS AMENDED (COLLECTIVELY, A “COMPETITION LAW”), HAVING BEEN TERMINATED OR HAVING EXPIRED, OR ANY MATERIAL CLEARANCE, CONSENT, APPROVAL, ORDER, AUTHORIZATION, NOTICE TO OR FILING WITH ANY GOVERNMENTAL ENTITY THAT IS REQUIRED TO BE OBTAINED OR MADE IN CONNECTION WITH THE OFFER HAVING BEEN SO MADE OR OBTAINED, WHICH IS REFERRED TO AS THE “COMPETITION LAW AND GOVERNMENTAL CONSENT CONDITION;” AND (3) OTHER CONDITIONS SET FORTH IN EXHIBIT A TO THE MERGER AGREEMENT. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES (1) THROUGH (6). YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Ave, 5th Floor

New York, NY 10179

Toll free: (877) 371-5947

IMPORTANT

Any Radiant shareholder desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in The Offer-Section 3—“Procedures for Tendering Shares-Book-Entry Transfer” or (ii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in The Offer-Section 3—“Procedures for Tendering Shares-Guaranteed Delivery”.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. The Dealer Manager (as defined herein) may be contacted at its address and telephone number on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

July 25, 2011

i

SUMMARY TERM SHEET

Ranger Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of NCR Corporation (“NCR”), is offering to purchase all outstanding shares of common stock, no par value per share (“Shares”), of Radiant Systems, Inc. (“Radiant”) for $28.00 per share, net to the seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Offer”). The following are some of the questions you, as a Radiant shareholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

Our name is Ranger Acquisition Corporation. We are a Georgia corporation formed for the purpose of making this tender offer for all of the common stock of Radiant. We are a wholly-owned subsidiary of NCR Corporation, a Maryland corporation. See The Offer-Section 9—“Certain Information Concerning Purchaser and NCR”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, no par value per share, of Radiant. We refer to one share of Radiant’s common stock as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay you $28.00 per share in cash without interest and less applicable withholding taxes. If you are the record holder of your shares of Radiant (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your shares in the Offer to BNY Mellon Shareowner Services, the depositary for the Offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

Yes. NCR will provide us with sufficient funds to pay for all shares accepted for payment in the Offer. We will need approximately $1.26 billion to purchase all shares of Radiant common stock validly tendered in the Offer, to pay the merger consideration in connection with the merger of us into Radiant, which is expected to follow the successful completion of the tender offer and to pay related fees and expenses. A portion of the approximately $1.26 billion is expected to come from NCR’s cash on hand, new financing arrangements or the committed credit facilities described below. NCR has received commitments from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch Pierce Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and RBC Capital Markets to provide, or cause their respective affiliates to provide, $1.4 billion of senior secured credit facilities, which may be used to, among other things, provide a portion of the proceeds necessary to consummate the acquisition of Shares in the Offer, to pay the merger consideration in connection with the merger of Purchaser into Radiant and to pay related fees and expenses. Consummation of the Offer is not subject to any financing condition. See The Offer-Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding shares of Radiant common stock solely for cash;

•

we, through our parent company, NCR, will have sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer, and the other related transactions;

•	the consummation of the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per share price in a subsequent offering period or in the Merger.

See The Offer-Section 10—“Source and Amount of Funds.”

Has Radiant’s Board of Directors approved the Offer?

Yes. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 11, 2011, by and among NCR, Purchaser and Radiant (the “Merger Agreement”). Radiant’s board of directors unanimously:

•

determined that the Offer, the merger of Purchaser with and into Radiant (the “Merger”), the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Radiant and its shareholders;

•	approved, adopted and declared advisable the Merger Agreement, including the Offer and the Merger; and

•	resolved to recommend that the shareholders of Radiant tender their Shares pursuant to the Offer and, to the extent required by applicable law, approve the Merger and the Merger Agreement.

See The Offer-Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement”.

Have any Radiant shareholders agreed to tender their Shares?

Yes. Certain Radiant directors and officers, owning approximately 3,429,325 of the issued and outstanding Shares as of July 11, 2011, have entered into a tender and voting agreement with us and NCR, which, among other things, generally obligates them to tender their Shares in the Offer. They have agreed not to withdraw their Shares from the Offer unless the Offer has been terminated or has expired or the Merger Agreement has been terminated. See The Offer-Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement-Other Arrangements-Tender Agreement.”

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on August 19, 2011. The Offer may be extended pursuant to, and in accordance with, the terms of the Merger Agreement or as may be required by applicable law. See The Offer-Section 1—“Terms of the Offer”.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform BNY Mellon Shareowner Services, the depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the Offer was scheduled to expire. See The Offer-Section 1- “Terms of the Offer”.

Can the Offer be extended after Purchaser has accepted and paid for shares?

If, upon purchase of all shares tendered in the Offer, NCR and Purchaser collectively own less than 90% of Radiant’s outstanding shares, we may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the Offer, during which shareholders may tender, but not withdraw, their shares and receive the Offer Price. See The Offer-Section 1—“Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is not subject to any financing condition. The Offer is conditioned upon:

•

There having been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery) and not validly withdrawn prior to the expiration of the Offer that number of Shares which, when added to the Shares already owned by NCR and its subsidiaries, represents at least a majority of the total number of outstanding shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities convertible or exercisable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the expiration of the Offer, which is referred to as the “Minimum Tender Condition;”

•

Any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act, as amended, the Clayton Act, as amended and the Federal Trade Commission Act, as amended (collectively, a “Competition Law”) having been terminated or having expired, or any material clearance, consent, approval, order, authorization, notice to or filing with any governmental entity that is required to be obtained or made in connection with the Offer having been so made or obtained, which is referred to as the “Competition Law and Governmental Consent Condition;” and

•	Other conditions set forth in Exhibit A to the Merger Agreement.

See The Offer-Section 14—“Conditions of the Offer”.

How do I tender my shares?

If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the depositary for the Offer. These materials must reach the depositary before the Offer expires;

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the depositary before the Offer expires, you may be able to obtain three additional trading days of The NASDAQ Stock Market (“NASDAQ”) to tender your shares using the enclosed Notice of Guaranteed Delivery; or

•	you hold your shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and give instructions that your shares be tendered.

See the Letter of Transmittal and The Offer-Section 3—“Procedure for Tendering Shares” for more information.

May I withdraw shares I previously tendered in the Offer? Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the Offer has expired and, unless and until we accept them for payment, such shares may also be withdrawn at any time after September 23, 2011. However, if a subsequent offering period is included, you may not withdraw either shares tendered during such subsequent offering period or shares tendered in the Offer and accepted for payment. See The Offer-Section 4—“Withdrawal Rights”.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services at one of its addresses set forth on the back cover of this Offer to Purchase while you have the right to withdraw the shares. If you tender shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your shares. See The Offer-Section 4—“Withdrawal Rights”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn shares as soon as practicable after the date of expiration of the Offer subject to the satisfaction or waiver of the conditions to the Offer described in The Offer-Section 14—“Conditions of the Offer”. See The Offer-Section 2—“Acceptance for Payment; Payment”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in The Offer-Section 3—“Procedure for Tendering Shares-Book-Entry Transfer”), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents for such shares. See The Offer-Section 2—“Acceptance for Payment; Payment”.

Will the Offer be followed by a merger if all the Radiant shares are not tendered in the Offer?

If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis, Purchaser expects to be merged with and into Radiant. If that merger takes place, NCR will own all of the shares and all remaining shareholders (except for us, Radiant, NCR, other subsidiaries of Radiant and shareholders properly exercising their dissenters’ rights) will receive the price per share paid in the Offer. See The Offer-Section 12—“Purpose of the Offer; Plans for Radiant; Dissenters’ Rights-Purpose of the Offer; Plans for Radiant”.

What is the “top-up option” and when could it be exercised?

Radiant has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from Radiant at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by NCR and its subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized (whether unissued or held in Radiant’s treasury) at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Shares as if such shares were outstanding).

The Top-Up Option may be exercised by Purchaser in accordance with the procedures set forth in the Merger Agreement, at any one time following the closing of the Offer and prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a “short-form merger” pursuant to Georgia law. The obligation of Radiant to issue and deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject only to the condition that no legal restraint (other than any listing requirement of any national securities exchange) that has the effect of preventing the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise shall be in effect. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the shares then outstanding in the Offer or any subsequent offering period and if we would acquire more than 90% of the shares outstanding upon exercise of the Top-Up Option. See The Offer- Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement-The Merger Agreement-Top-Up Option”.

If the Offer is completed and Shares are accepted for payment, will Radiant continue as a public company?

Following completion of the Offer and acceptance of Shares for payment by us in accordance with the Offer, we intend to complete the Merger. If the Merger takes place, Radiant will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered shares, there may be so few remaining shareholders and publicly held shares that the shares will no longer be eligible for continued inclusion on The NASDAQ Stock Market, there may not be a public trading market for the shares, and Radiant may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See The Offer-Section 7—“Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger takes place, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without interest thereon, subject to any dissenters’ rights properly exercised under Georgia law. Therefore, if the Merger takes place, the only difference between tendering and not tendering shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by shareholders other than Purchaser, which may affect prices at which shares trade. Also, as described above, Radiant may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See The Offer-Section 7—“Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”.

Will I have the right to have my Shares appraised?

No dissenters’ rights are available in connection with the Offer. However, if the Offer is successful and Purchaser, as it intends to do, completes the Merger, in which shares of Radiant will be exchanged for an amount in cash per share equal to the price per share paid in the Offer, without interest and less applicable withholding taxes, then under Georgia law, shareholders whose Shares have not been purchased by the Purchaser pursuant to the Offer, and who have not voted in favor of the Merger will have certain rights under Article 13 of the Georgia Business Corporation Code (the “GBCC”), to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Radiant’s shareholders who perfect these rights by complying with the procedures set forth in Article 13 of the GBCC will have the fair value of their Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) determined by the Superior Court of

Fulton County, Georgia, and will be entitled to receive a cash payment equal to such fair value from Radiant. Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares (together with a fair rate of interest thereon). The value so determined could be more or less than the price paid by the Purchaser pursuant to the Offer. You should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, is not an opinion as to the fair value under Article 13 of the GBCC. If any shareholder of Radiant who demands appraisal under Article 13 of the GBCC fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the GBCC, each of the Shares of such holder will be converted into the right to receive an amount equal to the Offer Price.

The foregoing summary of the rights of dissenting shareholders under the GBCC is qualified in its entirety by reference to the full text of Article 13 of the GBCC, which is filed as Exhibit (a)(5)(D) to the Schedule TO filed by NCR on July 25, 2011. See The Offer-Section 12—“Purpose of the Offer; Plans for Radiant; Dissenters’ Rights-Dissenters’ Rights”.

What is the market value of my shares as of a recent date?

On July 22, 2011, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of Radiant common stock reported on The NASDAQ Stock Market was $28.20 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the federal income tax consequences of tendering Shares?

A U.S. Holder (as defined in The Offer-Section 5—“Material United States Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer or exchanges Shares for cash in the Merger generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or exchanged pursuant to the Merger. A Non-U.S. Holder (as defined in The Offer-Section 5—“Material United States Federal Income Tax Consequences”) generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Radiant shareholders should read carefully the section entitled “Material United States Federal Income Tax Consequences” and should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances. See The Offer-Section 5—“Material United States Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

For further information, you can contact Georgeson, Inc., the Information Agent for the Offer, at (212) 440-9800 (for banks and brokers) or (888) 658-5755 (toll-free for shareholders), or J.P. Morgan Securities LLC, the Dealer Manager for the Offer, at (877) 371-5947. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of Shares of Common Stock of Radiant:

INTRODUCTION

Ranger Acquisition Corporation (the “Purchaser”), a Georgia corporation and wholly-owned subsidiary of NCR Corporation, a Maryland corporation (“NCR”), is offering to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Radiant Systems, Inc., a Georgia corporation (“Radiant”) for $28.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Shareholders who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Shareholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, shareholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer. Purchaser will pay all charges and expenses of the Depositary, Georgeson, Inc. (the “Information Agent”) and J.P. Morgan Securities LLC (the “Dealer Manager”) incurred in connection with the Offer. See The Offer-Section 16—“Fees and Expenses”.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Friday, August 19, 2011, unless extended in accordance with Merger Agreement. See Sections 1, 14 and 15-“Terms of the Offer,” “Conditions of the Offer,” and “Certain Legal Matters; Regulatory Approvals.”

The board of directors of Radiant (the “Radiant Board”) unanimously (1) determined that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Radiant and its shareholders; (2) approved, adopted and declared advisable the Merger Agreement, including the Offer and the Merger; and (3) resolved to recommend that the shareholders of Radiant tender their Shares pursuant to the Offer, and, to the extent required by applicable law, approve the Merger and the Merger Agreement.

For factors considered by the Radiant Board, see Radiant’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed on the date hereof with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to shareholders concurrently herewith.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there having been validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery) and not validly withdrawn prior to the expiration of the Offer, that number of Shares which, when added to the Shares already owned by NCR or its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities convertible or exercisable into shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the expiration of the Offer, which is referred to as the “Minimum Tender Condition;” (2) any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Sherman Act, as amended, the Clayton Act, as amended and the Federal Trade Commission Act, as amended (collectively, a “Competition Law”), having been terminated or having expired, or any material clearance, consent, approval, order, authorization, notice to or filing with any governmental entity that is required to be obtained or made in connection with the Offer having been so made or obtained, which is referred to as the “Competition Law and Governmental Consent Condition;”and (3) other conditions set forth in Exhibit A to the Merger Agreement.

Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to

Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and subject to certain terms of the Merger Agreement, may delay the acceptance for payment of or the payment for any Shares or terminate or amend the Offer, if the Minimum Tender Condition or the Competition Law and Governmental Consent Condition shall not have been satisfied, or if any of the following conditions exist:

(i)	there shall be any law or judgment, order, writ, injunction, decree or award enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any governmental entity (other than the application of the waiting period provisions of any Competition Law to the Offer or to the Merger) the effect of which is to directly or indirectly enjoin, make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger, or there shall exist or be instituted or pending any claim, suit, action or proceeding by any governmental entity seeking any of the foregoing consequences;

(ii)	there shall have occurred following the execution of the Merger Agreement any state of facts, condition, change, development or event with respect to Radiant which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in The Offer—Section 14—“Conditions of the Offer”);

(iii)	the representations and warranties of Radiant set forth in the Merger Agreement as to its capital structure shall not be true and correct in all respects (other than de minimis exceptions) as of the date of the Agreement and as of such time (except to the extent that such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date);

(iv)	the representations and warranties of Radiant set forth in the Merger Agreement regarding organization, good standing and qualification; due authorization and ownership of equity interests; corporate authority, approval and fairness; takeover statutes; brokers and finders; and receipt of financial advisor fairness opinions that are qualified by reference to a Company Material Adverse Effect shall not be true and correct in all respects, and any such representations or warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Agreement and as of such time, (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall not be true and correct as of such earlier date);

(v)	the representations and warranties of the Company (other than those listed in the paragraph (iii) and (iv) above) set forth in the Merger Agreement shall not be true and correct (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall not be true and correct as of such date) and, in the aggregate, such failure of such representations and warranties of the Company to be true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(vi)	Radiant shall have failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform shall not have been cured to the good faith satisfaction of NCR;

(vii)	NCR and Purchaser shall have failed to receive a certificate of Radiant, executed by the chief executive officer and the chief financial officer of Radiant, dated as of the closing date of the Offer, to the effect that the conditions set forth in paragraphs (ii) through (vi) above have not occurred;

(viii)	the Radiant Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser the Radiant Recommendation (as defined in The Offer—Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement”) or NCR shall have received an Adverse Recommendation Change Notice (as defined in The Offer—Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement”); or

(ix)	Radiant and NCR shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms.

See The Offer—Section 14—“Conditions of the Offer.”

Radiant has advised us that as of July 7, 2011, there were 40,646,001 Shares issued and outstanding, and an aggregate of 21,700,000 Shares reserved for issuance, of which 3,905,925 Shares were subject to outstanding awards pursuant to Radiant Stock Plans (as defined in The Offer—Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement”), of which 2,838,776 Shares were subject to outstanding options, 1,045,751 Shares were issued in the form of restricted stock and 28,194 Shares were subject to outstanding rights to receive Shares, the value of which is determined by reference to the Shares. Immediately prior to the commencement of the Offer, NCR did not own any Shares. However, NCR and Purchaser may be deemed to beneficially own 3,429,325 Shares, representing 8.4% of the outstanding Shares as of July 11, 2011, as a result of a Tender and Voting Agreement that was entered into by certain directors and officers of Radiant in connection with the Merger Agreement, pursuant to which such directors and officers agreed to tender such Shares in the Offer. Based on the foregoing, Purchaser believes that the Minimum Tender Condition would be satisfied if 21,742,389 Shares (including those required to be tendered pursuant to the Tender and Voting Agreement) are validly tendered and not withdrawn prior to expiration of the Offer (as it may be extended in accordance with the Merger Agreement).

In order to induce us to enter into the Merger Agreement, certain of Radiant’s directors and officers (each, a “Tendering Shareholder” and together, the “Tendering Shareholders”) owning in the aggregate 3,429,325 Shares (the “Tender Shares”) have entered into a Tender and Voting Agreement, dated July 11, 2011, with NCR and Purchaser, as amended by the First Amendment to Tender and Voting Agreement, dated July 21, 2011 (the “Tender Agreement”), pursuant to which the Tendering Shareholders have, subject to certain limitations and exceptions, (i) agreed to tender the Tender Shares into the Offer, (ii) agreed not to withdraw any Tender Shares tendered in the Offer, (iii) agreed to vote such Tender Shares in favor of the Merger Agreement and against any acquisition proposal other than the Merger and certain other related matters and (iv) granted to NCR and any designee of NCR and each of NCR’s officers an irrevocable proxy to vote such Tender Shares in favor of the Merger Agreement and against any other acquisition proposal and certain other related matters. For a discussion of the Tender Agreement, see The Offer—Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement-Other Arrangements—Tender Agreement.”

The purpose of the Offer and the Merger is to enable NCR to acquire control of, and the entire equity interest in, Radiant. Purchaser will, as soon as practicable after consummation of the Offer, consummate the Merger. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by NCR or Radiant or any direct or indirect wholly-owned subsidiary of Radiant and in each case not held on behalf of third parties and Shares that are held by shareholders who have perfected and not withdrawn or waived a demand for appraisal under the GBCC) shall be converted into and become exchangeable for an amount, payable in cash and without interest, equal to the Offer Price. See The Offer—Section 12—“Purpose of the Offer; Plans for Radiant; Dissenters’ Rights-Dissenters’ Rights”.

Radiant has never paid a cash dividend on the Shares. If Purchaser acquires control of Radiant, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Radiant.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions set forth in the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights”. The term “Expiration Date” means 12:00 Midnight, New York City time, at the end of the day on Friday, August 19, 2011, unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in Section 14—“Conditions of the Offer”, which include, among other things, (i) the Minimum Tender Condition and the Competition Law and Governmental Consent Condition shall have been satisfied; (ii) the absence of any Company Material Adverse Effect; and (iii) certain other customary conditions.

Purchaser may, in its sole discretion, (i) extend the Offer on one or more occasions, in consecutive increments between one and twenty business days each, as determined by NCR or Purchaser (or such longer period as the parties may agree), if on any then-scheduled Expiration Date of the Offer any of the conditions to the Offer have not been satisfied or, to the extent waivable by NCR or Purchaser, waived, (ii) extend the Offer for any period as required by the Securities and Exchange Commission or NASDAQ, (iii) in the event that Radiant shall have delivered an Adverse Recommendation Change Notice (as defined in The Offer—Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement”) or a Superior Proposal Notice (as defined in The Offer—Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement”) pursuant to Section 6.2(b) of the Merger Agreement, Purchaser may extend the Offer until the expiration of the Notice Period (as defined in the Merger Agreement), and (iv) extend the Offer so that the number of Shares validly tendered in the Offer and not properly withdrawn, when combined with the Top-Up Shares (as defined below) to be issued to Purchaser upon exercise of the Top-Up Option (as defined below), would result in Purchaser owning one more share than 90% of the Shares then outstanding on a “fully diluted basis” (provided, that NCR may not extend the Offer under subsection (iv) for a period that would cause the Expiration Date to be after October 31, 2011 without Radiant’s prior written approval). Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof in accordance with Rule 14e-1(d) of the Securities Exchange Act of 1934, as amended.

If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated in accordance with its terms, prior to the acceptance for payment of Shares tendered in the Offer, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and the terms of the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer, provided, however, that, without the prior written consent of Radiant, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer set forth in Exhibit A of the Merger Agreement (the “Offer Conditions”) or modify or change any conditions to the Offer in a manner adverse in any material respect to any holders of Shares, (v) except as set forth above, extend or otherwise change the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holders of Shares. The Merger Agreement requires Purchaser to accept and pay for (subject to any withholding of tax) all Shares validly tendered and not validly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as soon as practicable after the Expiration Date of the Offer. Further, Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

To the extent requested in writing by Radiant prior to any then-scheduled Expiration Date of the Offer, Purchaser shall (and NCR shall cause Purchaser to) (i) if the Competition Law and Governmental Consent Condition or the Offer Conditions in paragraph (i) or (ii) of clause (c) of Exhibit A of the Merger Agreement shall not have been satisfied or, to the extent waivable by NCR or Purchaser, waived, and provided that there is a reasonable possibility that such condition or conditions shall be satisfied prior to December 31, 2011 (the “Termination Date”), extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, with the length of such period to be determined by NCR or Purchaser (or such longer period as the parties may agree), until such time as such Offer Conditions are satisfied (but not beyond the Termination Date) and (ii) if any of the Minimum Tender Condition or the Offer Conditions set forth in paragraph (iv) or (v) of clause (c) of Exhibit A of the Merger Agreement shall not have been satisfied, provided that there is a reasonable possibility that such condition or conditions shall be satisfied prior to the Termination Date, or, to the extent waivable by NCR or Purchaser, waived on such then-scheduled Expiration Date, but all the other Offer Conditions shall be satisfied on such then-scheduled Expiration Date, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, with the length of such period to be determined by NCR or Purchaser (or such longer period as the parties hereto may agree) each, for an aggregate period of time of not more than 30 business days; provided, however, that Purchaser is not required to extend the Offer beyond the Termination Date for any reason.

During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights”.

If, subject to the terms of the Merger Agreement, Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If, subject to the terms of the Merger Agreement, Purchaser makes any other material change in the terms of or information concerning the Offer or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” for SEC purposes means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, if NCR and Purchaser collectively do not beneficially own at least 90% of the Shares then outstanding, Purchaser may, but is not required to, include a subsequent offering period of at least three business days immediately following expiration of the Offer to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) Purchaser immediately accepts and promptly pays for all Shares validly tendered during the Offer, (iii) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (iv) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In addition, under Rule 14d-11 under the Exchange Act, Purchaser may extend any initial Subsequent Offering Period by any period or periods, provided that the aggregate duration of the Subsequent Offering Period (including extensions thereof) is no more than 20 business days. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to shareholders tendering Shares in a Subsequent Offering Period, if one is included.

Purchaser does not currently intend to include a Subsequent Offering Period, although Purchaser reserves the right to do so. If Purchaser elects to include or extend a Subsequent Offering Period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

Radiant has provided to Purchaser a copy of its shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment; Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment in accordance with the terms of the Merger Agreement), Purchaser will, as soon as practicable after the Expiration Date, accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn, subject to the satisfaction or waiver of the conditions described in Section 14—“Conditions of the Offer”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser reserves the right, in its reasonable discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. For a description of Purchaser’s right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14—“Conditions of the Offer”. If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3—“Procedure for Tendering Shares”. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more wholly-owned subsidiaries of NCR the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your right to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at DTC), without expense to you, promptly following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each such financial institution, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Stock Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering shareholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Purchaser’s acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s proxies, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the shareholders of Radiant, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of shareholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of any other shareholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of NCR, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A shareholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date. Such Shares may also be withdrawn at any time on or after September 23, 2011 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of NCR, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If, subject to the terms of the Merger Agreement, Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time on or after September 23, 2011 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a Subsequent Offering Period (as described in more detail in Section 1—“Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5.	Material United States Federal Income Tax Consequences

The following summary describes material U.S. federal income tax consequences to holders of Shares with respect to the disposition of Shares pursuant to the Offer or exchange of Shares pursuant to the Merger. It addresses only holders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (b) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not an entity classified as a partnership for U.S. federal tax purposes.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or exchange of Shares pursuant to the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or exchanges Shares pursuant to the Merger generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or exchanged pursuant to the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or exchanged pursuant to the Merger. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Shares in which the U.S. Holder has a holding period exceeding one year generally will be long-term capital gain. The deductibility of capital loss is subject to limitations. Non-corporate U.S. Holders are currently subject to a maximum federal income tax rate of 15% on net long-term capital gains. U.S. Holders should consult their own tax advisors regarding such limitations.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer or exchange of Shares pursuant to the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax on proceeds received on the disposition of Shares pursuant to the Offer or exchange of Shares pursuant to the Merger. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR EXCHANGE OF SHARES PURSUANT TO THE MERGER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6.	Price Range of Shares; Dividends

According to Radiant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Radiant 10-K”), the Shares are traded on The NASDAQ Stock Market under the symbol “RADS.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The NASDAQ Stock Market as reported in the Radiant 10-K with respect to periods occurring in 2009 and 2010 and as reported by published financial sources with respect to periods occurring in 2011:

Fiscal Year	High	Low
2009
First Quarter	$5.50	$2.19
Second Quarter	$8.59	$4.37
Third Quarter	$11.51	$8.14
Fourth Quarter	$11.20	$9.00

2010
First Quarter	$14.36	$10.31
Second Quarter	$15.73	$13.08
Third Quarter	$19.32	$13.06
Fourth Quarter	$20.69	$16.99

2011
First Quarter	$19.83	$15.12
Second Quarter	$21.12	$16.72
Third Quarter (through July 22, 2011)	$28.97	$20.99

Radiant has never paid a cash dividend on the Shares, and has stated in the Radiant 10-K that it does not anticipate paying any cash dividends in the foreseeable future. If Purchaser acquires control of Radiant, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Radiant.

On July 22, 2011, the last full trading day before the announcement of Purchaser’s intention to commence the Offer, the last reported sales price of the Shares reported on The NASDAQ Stock Market was $28.20 per share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, shareholders not tendering their Shares in the Offer (other than those properly exercising their dissenters’ rights) will receive cash in an amount equal to the Offer Price, without interest and less applicable withholding taxes. Therefore, if the Merger takes place and you do not exercise dissenters’ rights, the only difference between tendering and not tendering Shares in the Offer is that tendering shareholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in The NASDAQ Stock Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in The NASDAQ Stock Market, the market for the Shares could be adversely affected. The NASDAQ Stock Market publishes guidelines under which the Shares would not meet the criteria for continued inclusion in The NASDAQ Stock Market if, among other things, Radiant does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Purchaser will seek to cause the listing on The NASDAQ Stock Market to be discontinued as soon after consummation of the Offer as the requirements for termination of the listing are met.

If The NASDAQ Stock Market were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Radiant to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Radiant to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholders’ meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Radiant and persons holding “restricted securities” of Radiant may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on The NASDAQ Stock Market. Purchaser will seek to cause Radiant to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Radiant

The information concerning Radiant contained in this Offer to Purchase has been furnished by Radiant or its representatives or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of NCR, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Radiant to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to NCR, Purchaser, the Information Agent or the Depositary.

Radiant is a Georgia corporation with principal executive offices located at 3925 Brookside Parkway, Alpharetta, Georgia 30022 and its telephone number is (770) 576-6000. Its website address is www.radiantsystems.com. According to the Radiant 10-K, Radiant is a leading provider of technology solutions for managing site operations in the hospitality and retail industries. With over 100,000 installations in more than 75 countries worldwide, Radiant’s customers include leading brands and venues in the restaurant and food service, sports and entertainment, petroleum and convenience, and specialty retail markets. Radiant’s solutions allow its customers to improve customer service and loyalty, improve speed of service, increase revenue per transaction through suggestive selling, loyalty programs and point of purchase promotion displays, and optimize labor and inventory resources. At the core of Radiant’s solution portfolio is a robust point-of-sale solution, consisting of software and hardware that can be deployed as a touch-screen terminal, self-service kiosk or wireless handheld device. Radiant also provides a range of subscription services to its customers, including hosting, online ordering, loyalty promotion, gift card management, employee theft and fraud prevention, site-based data security services and store and enterprise analytics. Radiant sells its products and services directly through its sales force and indirectly through resellers both in the United States and internationally.

Additional Information. Radiant is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Radiant is required to disclose in such proxy statements certain information, as of particular dates, concerning Radiant’s directors and officers, their remuneration, stock options granted to them, the principal holders of Radiant’s securities and any material interest of such persons in transactions with Radiant. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of such material can also be obtained free of charge at the web site maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning Purchaser and NCR

Purchaser is a Georgia corporation incorporated on July 8, 2011, with principal executive offices at 3097 Satellite Boulevard, Duluth, Georgia 30096. The telephone number of Purchaser’s principal executive offices is (937) 445-5000. To date, Purchaser has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of NCR.

NCR is a Maryland corporation with principal executive offices located at 3097 Satellite Boulevard, Duluth, Georgia 30096. The telephone number of NCR’s principal executive offices is (937) 445-5000. NCR is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR’s portfolio of self-service and assisted-service solutions serve customers in the financial services, retail and hospitality, healthcare, travel and gaming and entertainment industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software application that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support its technology tools, as well as offering services for third-party products.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of NCR and Purchaser and certain other information are set forth on Schedule I hereto.

Immediately prior to the commencement of the Offer, NCR did not own any Shares. However, NCR and Purchaser may be deemed to beneficially own 3,429,325 Shares, representing 8.4% of the outstanding Shares as of July 11, 2011, as a result of a Tender and Voting Agreement that was entered into by certain directors and officers of Radiant in connection with the Merger Agreement, pursuant to which such directors and officers agreed to tender such Shares in the Offer. Radiant has advised us that as of July 7, 2011, there were 40,646,001 Shares issued and outstanding, and an aggregate of 21,700,000 Shares reserved for issuance, of which 3,905,925 Shares were subject to outstanding awards pursuant to Radiant Stock Plans, of which 2,838,776 Shares were subject to outstanding options, 1,045,751 Shares were issued in the form of restricted stock and 28,194 Shares were subject to outstanding rights to receive Shares, the value of which is determined by reference to the Shares. Based on the foregoing, the Shares that NCR beneficially owns represent approximately 8.4% of the outstanding Shares, including those required to be tendered pursuant to the Tender and Voting Agreement.

None of NCR, Purchaser or, to the knowledge of NCR or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I: (i) none of NCR, Purchaser or, to the knowledge of NCR or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of NCR, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Radiant; (ii) none of NCR, Purchaser or, to the knowledge of NCR or Purchaser after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Radiant during the past 60 days; (iii) none of NCR, Purchaser, their subsidiaries or, to the knowledge of NCR or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Radiant (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of NCR, Purchaser, their subsidiaries or, to the knowledge of NCR or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Radiant or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of NCR, Purchaser, their subsidiaries or, to the knowledge of NCR or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Radiant or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Radiant’s securities, an election of Radiant’s directors or a sale or other transfer of a material amount of assets of Radiant. For a discussion of the exceptions to the foregoing, see Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement” and Section 12—“Purpose of the Offer; Plans for Radiant; Dissenters’ Rights.

Purchaser does not believe its financial condition is relevant to the decision whether to tender Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if the Offer is consummated, Purchaser intends to acquire all remaining Shares for the same cash price in the Merger, and (iv) NCR has, and will arrange for Purchaser, or an affiliate of NCR paying on Purchaser’s behalf, to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and for Purchaser to acquire the remaining outstanding Shares in the Merger.

Additional Information. NCR is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. NCR is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with NCR. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Radiant in Section 8—“Certain Information Concerning Radiant-Additional Information”.

10.	Source and Amount of Funds

NCR and the Purchaser estimate that the total funds required to complete the Offer and the Merger, including related transaction fees and expenses, will be approximately $1.26 billion.

Purchaser anticipates funding these payments with (i) approximately $164 million of cash on hand at NCR or any wholly-owned subsidiary of NCR and (ii) approximately $1.1 billion borrowed under credit facilities committed pursuant to a commitment letter, dated July 11, 2011 (the “Commitment Letter”), and addressed to NCR from JPMorgan Chase Bank, N.A., (“JPMCB”), J.P. Morgan Securities LLC (“JPMorgan”), Bank of America, N.A. (“Bank of America”), Merrill Lynch Pierce Fenner & Smith Incorporated (“MLPFS”), Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) and RBC Capital Markets (“RBCCM”, and collectively with JPMCB, JPMorgan, Bank of America, MLPFS and Morgan Stanley, the “Commitment Parties”). Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, Purchaser does not believe that the financial condition of the Purchaser and NCR is material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

No alternative financing arrangements or alternative financing plans have been made in the event that the financing arrangements described below are not available as anticipated.

On July 11, 2011, NCR entered into the Commitment Letter with the Commitment Parties pursuant to which JPMCB, Bank of America, Morgan Stanley and RBCCM have committed to provide $1,400,000,000 senior secured credit facilities (the “Facilities,” and the provision of such funds as set forth in the Commitment Letter, the “Financing”), consisting of a term loan facility in an aggregate principal amount of $700,000,000 and a revolving credit facility (the “Revolving Facility”) in an aggregate principal amount of $700,000,000. The Facilities are available to finance the Offer, the Top-Up Option and the Merger, to pay fees and expenses related thereto, to refinance existing indebtedness of NCR and Radiant, and for working capital requirements and other general corporate purposes. After consummation of the Merger, NCR can request, at any time and from time to time, the establishment of one or more term loan and/or revolving credit facilities with commitments in an aggregate amount not to exceed $250,000,000, the proceeds of which can be used for working capital requirements and other general corporate purposes. Under the Commitment Letter, JPMorgan, Morgan Stanley, MLPFS and RBCCM will act as joint lead arrangers and joint bookrunners and MLPFS, Morgan Stanley and RBCCM will act as joint syndication agents. JPMCB will act as sole administrative agent and collateral agent. The actual documentation governing the Facilities has not been finalized, and accordingly, the actual terms may differ from the description of such terms below.

Syndication. NCR has agreed to assist the joint lead arrangers in connection with such syndication, including, without limitation, using commercially reasonable efforts to obtain ratings from Standard & Poor’s Financial Services.

Interest Rates. The Facilities are expected to bear interest, at NCR’s option, Base Rate or LIBOR, plus a margin ranging from 0.25% to 1.50% for Base Rate-based loans that are either term loans or revolving loans and ranging from 1.25% to 2.50% for LIBOR-based loans that are either term loans or revolving loans, depending on NCR’s consolidated leverage ratio. Interest for certain Base Rate-based loans will be calculated on the basis of a 365-day year and interest for LIBOR-based loans and other Base Rate-based loans will be calculated on the basis of a 360-day year.

Fees. NCR expects to pay an undrawn commitment fee ranging from 0.25% to 0.50% depending on NCR’s consolidated leverage ratio, on the unused portion of the Revolving Facility. NCR expects to pay a delayed draw ticking fee of 0.375% per month on the aggregate amount of undrawn loans under the term loan facility. If any letters of credit are issued, then NCR expects to pay a fronting fee to be agreed upon on the aggregate face amount of each letter of credit and a fee on all outstanding letters of credit at a per annum rate equal to the margin then in effect with respect to LIBOR-based loans under the Revolving Facility on the face amount of such letter of credit.

Conditions to Initial Funding. The initial borrowing under the Facilities is conditioned upon the satisfaction of conditions customary in similar transactions, including, without limitation:

•	the execution of final customary documentation;

•

the consummation of the Offer in accordance with applicable law and the Merger Agreement without waiver or amendment of the Merger Agreement or any consent under the Merger Agreement that is materially adverse to the interests of the lenders under the Facilities or the Commitment Parties without the prior written consent of the Commitment Parties;

•	pro-forma compliance with the Leverage Ratio financial covenant after giving effect to the Offer, Top-Up Option and Merger;

•

all materials required to be filed under the HSR Act shall have been filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice not later than the 5th business day after the date of the Commitment Letter;

•

there not having been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Radiant;

•	the payment of certain fees and expenses;

•	the Commitment Parties shall have received certain financial statements and forecasts;

•	the delivery of all necessary documentation under the Patriot Act;

•	the collateral agent shall have received a perfected security interest in the Collateral (defined below), subject to certain funds provisions; and

•

the representations and warranties in the Merger Agreement and the final customary documentation for the Facilities shall be true and correct in all material respects, subject to certain funds provisions.

Guarantees and Security. Subject to certain customary exceptions, all obligations of NCR under the Facilities will be unconditionally guaranteed by each of NCR’s existing and subsequently acquired or organized direct and indirect wholly-owned domestic subsidiaries (the “Guarantors”). The Facilities will be secured by a first priority lien and security interest (collectively, the “Collateral”), subject to customary exceptions, in all equity interests of the Guarantors and each of NCR’s direct and indirect foreign subsidiaries, except, in the case of any foreign subsidiary, such pledge would be limited to 66.6% of the voting equity and 100% of the non-voting equity of first-tier foreign subsidiaries.

Representations, Warranties, Covenants and Events of Default. The Facility will contain certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants, certain conditions and events of default that are customarily required for similar financings.

The foregoing summary of the Commitment Letter is qualified in its entirety by reference to the complete text of the Commitment Letter, which is filed as Exhibit (b) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference.

11.	Background of the Offer; Contacts with Radiant; The Merger Agreement

Background of the Offer; Contacts with Radiant.

In the course of managing its business, NCR regularly considers and evaluates strategic business acquisitions that may advance its corporate strategies. NCR’s business development team spends time identifying potential acquisition targets and engages in discussions with companies that are potential candidates for a business combination.

2010

In May 2010, NCR and Radiant engaged in preliminary discussions regarding a potential transaction between the parties. In late May 2010, NCR and Radiant entered into a mutual nondisclosure agreement and Radiant’s financial advisors established a data room to which NCR was granted access for due diligence purposes.

On or about June 7, 2010, NCR’s Chief Executive Officer, Bill Nuti met with Radiant’s Chief Executive Officer, John Heyman in New York. At that time Mr. Nuti informed Mr. Heyman that, based on the due diligence performed to date, the best price that NCR could offer was in the high teens per share. Mr. Nuti further stated that NCR may be able to increase the price range into the low $20.00s with additional due diligence. Mr. Heyman responded that another bidder was already proposing a price in the low $20.00s and was likely to increase its offer – which would be a fully financed all cash offer – to the mid-$20.00s range. After consultation with the NCR board of directors (the “NCR Board”), Mr. Nuti informed Mr. Heyman that a price in that range would not be possible at that time but that NCR may be ready to re-engage if discussions with the other bidder did not result in a transaction. On or about June 15, 2010, Mr. Heyman informed Mr. Nuti that the other interested party had offered a deal that was structured differently than he had originally anticipated. He indicated that Radiant was not comfortable with this proposal and indicated that if NCR were still interested, Radiant would be willing to re-start due diligence. The parties shortly thereafter terminated discussions.

2011

In February 2011, senior management of NCR, as a part of its general business development review, presented the potential of an acquisition of Radiant to the NCR Board. In March 2011, NCR senior management and the NCR Board discussed generally the potential valuation, synergies, financing of a transaction, as well as a possible approach to acquire Radiant. Also in March 2010, NCR contacted Womble Carlyle Sandridge & Rice, PLLC (“Womble Carlyle”) regarding representing NCR in connection with a potential acquisition of Radiant. At a meeting on April 27, 2011, the NCR Board considered the prospects of acquiring Radiant, the financial position of NCR and the trading price of its common stock and authorized Mr. Nuti to contact Mr. Heyman to discuss a purchase price in the mid- $20.00s per share range.

In early May 2011, Mr. Nuti contacted Mr. Heyman and expressed his interest in resuming discussions regarding a possible acquisition of Radiant. Mr. Heyman stated that he would require an indication of the proposed valuation before he could consider a potential transaction with NCR. Mr. Nuti indicated that subject to due diligence, he believed NCR was prepared to offer between $24.00 and $26.00 in a combination of cash and stock and suggested that he and Mr. Heyman meet to further discuss a potential transaction. On May 11, 2011, Mr. Heyman met with Mr. Nuti in New York to discuss the strategic rationale of a business combination involving NCR and Radiant. Mr. Nuti reiterated his $24.00 and $26.00 price range and said there was flexibility with respect to the form of consideration offered. Mr. Heyman requested that the terms of the proposed offer be reduced to writing in order for it to be considered by the board of directors of Radiant (the “Radiant Board”).

On May 12, 2011, NCR sent a letter to Mr. Heyman indicating a nonbinding indication of interest regarding a potential acquisition of Radiant, including the $24.00—$26.00 per share price range, with the consideration to be paid in the form of all cash or a combination of cash and NCR common stock. Mr. Nuti indicated that if Radiant were willing to enter into exclusive discussions, NCR would be prepared to commence due diligence immediately and work toward an agreement on terms and a definitive agreement.

On May 23, 2011, Radiant informed NCR that the suggested price range was not sufficient and denied NCR’s request for exclusive negotiations. However, the parties agreed to move forward with the due diligence process.

During the week of May 24, 2011, Radiant informed NCR that it was in the process of contacting other potentially interested parties regarding an acquisition. However, in order to commence the due diligence process, on May 27, 2011, NCR and Radiant entered into a Mutual Nondisclosure Agreement.

During this time, NCR requested its ongoing financial advisor, Atlas Strategic Advisors, LLC (“Atlas Advisors”), to provide advice and assistance in connection with a possible acquisition of Radiant. Beginning in the end of May, NCR also began working with J.P. Morgan Securities LLC (“J.P. Morgan”), as a financial advisor to NCR, in connection with the acquisition of Radiant.

Beginning on June 2, 2011, certain members of Radiant’s management conducted management presentations with NCR. The due diligence process included conducting in-person management presentations,

responding to various due diligence questions about Radiant’s assets and operations, conducting telephonic due diligence discussions between Radiant’s and NCR’s financial, legal and accounting advisors, and conducting in-person due diligence review sessions and on-site due diligence visits to Radiant’s facilities. NCR was given an extensive, in-person presentation by Radiant representatives, and was provided access to Radiant’s electronic data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning Radiant. From June 2011 through early July 2011, Radiant continued to respond to various due diligence questions raised by NCR.

Mr. Nuti updated the NCR Board on the proposed acquisition of Radiant at a special meeting of the NCR Board on June 3, 2011. He noted that NCR had been provided access to due diligence information and that he had established a core working group within NCR to evaluate the transaction. The NCR Board authorized management to move forward with negotiations.

On June 13, 2011, in response to a request from Mr. Heyman indicating that the Radiant Board required further specificity in order to move forward, Mr. Nuti sent an updated non-binding indication of interest, stating an offer to purchase all of Radiant’s outstanding shares at $26.00 per share, subject to due diligence and Radiant’s willingness to enter into exclusive negotiations and agree to a break-up fee.

On June 15, 2011, Mr. Heyman sent Mr. Nuti a letter in response to NCR’s June 13, 2011 letter. In it, Mr. Heyman indicated that the Radiant Board had reviewed the offer and that Radiant would not proceed with a transaction under the circumstances outlined in Mr. Nuti’s letter.

On June 16, 2011, Radiant’s financial advisor, Jeffries & Company, Inc. (“Jefferies”), contacted NCR’s financial advisor, Atlas Advisors, and stated that Radiant was appreciative of the work that NCR had done to date, that Mr. Heyman and the Radiant Board believed in the logic of the combination but that he and the Radiant Board also believed in the future of Radiant.

On June 17, 2011, Mr. Heyman and Mr. Nuti spoke regarding Radiant’s rejection of NCR’s latest offer. Mr. Heyman indicated that he thought that an increase in the price offered might cause the Radiant Board to react differently. Mr. Nuti expressed that, without committing, he felt the price target could potentially stretch to $28.00 per share. Mr. Heyman agreed to speak with the Radiant Board about such a valuation.

On June 21, 2011, Mr. Heyman and Mr. Nuti had a telephone call where Mr. Nuti expressed the conditions on which NCR was willing to make a higher offer for all of the shares of Radiant, which included a $28.00 share price, an all-cash tender offer, exclusivity through July 11, 2011 and a negotiated definitive agreement which would not include a financing contingency for closing. On June 26, 2011, NCR provided a letter outlining the proposed terms.

On June 22, 2011, Mr. Heyman communicated to Mr. Nuti that Radiant would support that offer and that Radiant would submit a draft merger agreement to NCR. Upon receipt of NCR’s comments to the agreement, assuming they were acceptable to Radiant’s legal advisors, Mr. Heyman agreed that Radiant would give NCR a limited period of exclusivity, until July 11, 2011.

On June 23, 2011, NCR initiated a round of confirmatory due diligence, which included phone calls among leaders in key NCR functions and their Radiant counterparts, as well as a two-day due diligence meeting held at the offices of Radiant’s legal counsel DLA Piper LLP (US) (“DLA Piper”) on July 5-6, 2011.

On June 24, 2011, DLA Piper provided a draft merger agreement to NCR’s counsel, Womble Carlyle. Over the next several days, representatives of Womble Carlyle discussed the terms of the draft merger agreement with NCR.

During this time, representatives of NCR and representatives of Radiant continued to engage in daily status and due diligence calls and Radiant provided NCR with further due diligence information.

At a special meeting of the NCR Board on June 26, 2011, Mr. Nuti provided an update on the proposed acquisition of Radiant. He reviewed in detail the rationale for the transaction, including the strategic fit, synergies, geographic proximity and the importance of the transaction to NCR’s business plan. Atlas Advisors also provided the NCR Board with information regarding the combined companies. After a question and answer session and discussions among the NCR Board and members of the NCR management team, the NCR Board authorized management to continue negotiations with Radiant on the terms discussed, including a purchase price of up to $28.00 per share. Following the meeting, Mr. Nuti sent the letter described above on June 26, 2011.

On June 27, 2011, Womble Carlyle provided a revised draft of the merger agreement and a draft exclusivity letter to DLA Piper. DLA Piper reviewed the material changes in the merger agreement with Radiant on June 27, 2011 and June 28, 2011, and held an initial negotiation call with Womble Carlyle on June 29, 2011 in order to assess, among other things, whether an exclusive negotiation period was likely to result in the negotiation of a definitive agreement satisfactory to both parties. Several of the material open issues in the merger agreement were resolved during the June 29, 2011 call. Based on the result of the call on June 29, 2011, and with Radiant Board approval, Radiant entered into an exclusivity agreement providing to NCR an exclusive negotiation period ending at midnight on July 11, 2011.

On June 30, 2011, Womble Carlyle also submitted to DLA Piper a draft of a tender and voting agreement to be entered into by the executive officers and directors of Radiant.

During negotiations, Womble Carlyle advised DLA Piper that NCR would require Alon Goren and John Heyman to enter into non-competition agreements and Andrew Heyman to enter into a retention agreement as a condition to executing the merger agreement.

On July 1, 2011, Womble Carlyle submitted a draft of a non-competition agreement for John Heyman and Alon Goren to counsel for Radiant.

On July 1, 2011, DLA Piper provided a revised draft of the merger agreement, which incorporated the issues resolved on the June 29, 2011 call. On July 3, 2011, Womble Carlyle provided a revised draft of the merger agreement to DLA Piper.

Following a meeting of the Compensation Committee of the Radiant Board on July 6, 2011, Radiant retained McKenna Long & Aldridge LLP (“McKenna”) on behalf of the Radiant’s executives and employees.

During the week of July 4, 2011 through July 8, 2011, NCR continued its due diligence of Radiant and DLA Piper and Womble Carlyle continued to negotiate and finalize the transaction documents, including the merger agreement, the tender and voting agreement and the disclosure schedules.

On July 6, 2011, Womble Carlyle sent McKenna a draft of the retention agreement with Andrew Heyman and the next day, NCR sent a draft of an employment letter to McKenna for Andy Heyman to serve as an officer of NCR following the closing of the tender offer.

On July 7, 2011, Womble Carlyle sent DLA Piper an initial draft of the debt commitment letter pursuant to which certain affiliates of JPMorgan Chase Bank, N.A. would commit to fund the full amount of the financing required by NCR to consummate the Offer and the Merger. Womble Carlyle also provided a revised draft of the merger agreement, which included provisions related to the debt commitment letter.

On July 7, 2011, with an existing nondisclosure agreement already in place, NCR entered into an engagement letter with J.P. Morgan to formalize its engagement of J.P. Morgan as its financial advisor.

On July 9, 2011, the NCR Board held a special telephonic meeting to discuss the status of the transaction. Womble Carlyle provided the Board with a detailed description of the merger agreement and tender offer and a detailed summary of the agreements with John Heyman, Alon Goren and Andy Heyman. During the course of the telephonic board meeting, the NCR Board also received presentations from Atlas Advisors, J.P. Morgan and executives of NCR. Following discussions among the NCR Board members, the NCR Board authorized management to continue discussions and negotiations with Radiant.

Between July 8, 2011 and July 10, 2011, DLA Piper and Womble Carlyle negotiated and finalized the open items in the merger agreement, including provisions relating to the debt commitment letter and the circumstances under which the termination fee would be payable during the 12-month period following the termination of the agreement. DLA Piper and Womble Carlyle also exchanged and finalized revised disclosure schedules to the merger agreement.

On July 10, 2011, Womble Carlyle notified DLA Piper that certain affiliates of Bank of America Merrill Lynch, Morgan Stanley and RBC Capital Markets would be co-lead arrangers of the financing and that the debt commitment letter would be revised to reflect their participation in the financing. On July 11, 2011, NCR provided to Radiant an executed copy of the debt commitment letter.

At 3:00 p.m. on July 11, 2011, the NCR Board held a special telephonic board meeting. All of the members of the NCR Board were in attendance. At that meeting, a representative of Womble Carlyle explained each of the changes to the merger agreement since the NCR Board meeting on July 9, 2011. J.P. Morgan provided the NCR Board with a presentation that included an overview of the proposed acquisition of Radiant, the key terms of the proposed acquisition, a summary valuation analysis that included a discounted cash flow analysis and a discount rate analysis. J.P. Morgan also rendered its opinion that the transaction was fair from a financial point of view to the NCR shareholders. Following a question and answer session and discussions among the NCR Board and members of the NCR management team, the NCR Board unanimously approved the merger agreement, the tender and voting agreement, the non-competition agreements with Mr. Heyman and Alon Goren and the employment letter and retention agreement with Andy Heyman and all the transactions contemplated by the merger agreement, including the debt commitment and financing arrangements. The NCR Compensation Committee of the NCR Board also approved each of the employment letter and retention agreement with Andy Heyman.

Womble Carlyle was informed by DLA Piper later that day that the Radiant Board had also approved the merger agreement and the transactions contemplated thereby.

The merger agreement and voting and tender agreement were executed and delivered by the parties as were the retention agreement and the non-competition agreements after the closing of the U.S. financial markets on July 11, 2011. Immediately thereafter, NCR and Radiant issued a joint press release announcing the execution of the merger agreement and the terms of the proposed acquisition of Radiant by NCR.

Radiant’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by Radiant with the SEC and mailed to Radiant’s shareholders, includes additional information on the background, negotiations and other activities related to the potential transactions involving Radiant and companies other than NCR. See the section titled “Background” in Item 4 of the Schedule 14D-9.

The Merger Agreement.

This section of the Offer to Purchase describes certain provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit (d)(1) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference. You are urged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9—“Certain Information Concerning Purchaser and NCR—Additional Information”.

The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” Purchaser will be merged with and into Radiant, and each then outstanding Share (other than Shares owned by NCR or Radiant or by any direct or indirect wholly-owned subsidiary of Radiant and in each case not held on behalf of third parties, or the Shares that are held by shareholders, if any, who are entitled to and who properly exercise dissenters’ rights under Georgia law) will be converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon.

The Offer. The Merger Agreement provides that the Offer shall be conducted on the terms and subject to the conditions described in Section 1—“Terms of the Offer” and Section 14—“Conditions of the Offer.”

Recommendation. Under the terms of the Merger Agreement, Radiant represents to NCR and Purchaser in the Merger Agreement that the Radiant Board unanimously adopted resolutions (a) determining that the Merger Agreement is advisable and in the best interest of Radiant and its shareholders; (b) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to and in the best interests of Radiant and the holders of the Shares; (c) approving the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), which approval, to the extent applicable, constituted approval under the provisions of Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC as a result of which the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are not and will not be subject to the provisions of, or any restrictions under, the provisions of Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC; (d) resolving to recommend that the holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, approve and adopt the Merger Agreement and the Merger and directing that the Merger Agreement be submitted to holders of the Shares for their approval; and (e) electing that the Offer and the Merger, to the extent of the power and authority of the Radiant Board and to the extent permitted by law, not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction that may be applicable to the Merger Agreement or the Tender Agreement (collectively, (a) through (e) are referred to as, the “Radiant Recommendation”). For a description of the circumstances in which the Radiant Board may change its recommendation, see “Change of Recommendation” below.

Vote Required to Adopt Merger. Georgia law provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, a Subsequent Offering Period (if any), exercise of the Top-Up Option (as defined below) or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, NCR could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to cause the Merger to become effective as soon as practicable after the Offer Closing without a meeting of the shareholders of Radiant, in accordance with the GBCC. In addition, pursuant to the terms of the Merger Agreement, following our acceptance for payment of Shares pursuant to and subject to the conditions of the Offer (the “Offer Closing”) but prior to the Effective Time or the termination of the Merger Agreement, if the Minimum Tender Condition is satisfied but we acquire less than 90% of the Shares outstanding, we could, subject to the terms of the Merger Agreement, exercise our Top-Up Option and purchase from Radiant up to that number of Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by NCR and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the Shares outstanding immediately after the exercise of the Top-Up Option on a fully diluted basis, and (ii) that number of Shares equal to the Shares authorized (whether unissued or held in the treasury of Radiant) minus the Shares issued at the time of exercise of the Top-Up Option. The price per Share payable under the Top-Up Option would be equal to the Offer Price.

Top-Up Option. Pursuant to the terms of the Merger Agreement following the Offer Closing, if the Minimum Tender Condition is satisfied but we acquire less than 90% of the Shares outstanding, we would have the option (the “Top-Up Option”) to purchase from Radiant, subject to certain limitations, up to a number of additional Shares (the “Top-Up Shares”) sufficient to cause Purchaser to own one share more than 90% of the Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Shares) at a price per share equal to the Offer Price. Pursuant to the terms of the Merger Agreement, the Top-Up Option would be exercisable at any one time after the Offer Closing and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement. Moreover, the Merger Agreement provides that the Top-Up Option would not be exercisable to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized (whether unissued or held in the treasury of Radiant) but unissued Shares or if any applicable law or any applicable order prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares.

At the closing of the purchase of the Top-Up Shares, the purchase price owed by Purchaser to Radiant shall be paid to Radiant by issuance by Purchaser to Radiant of a non-negotiable and non-transferable promissory note, secured by the Top-Up Shares and bearing compounding interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, prepayable in whole or in part without premium or penalty. Under the terms of the Merger Agreement, the parties agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the notice to exercise is received by Radiant, and if not so consummated on such day, as promptly thereafter as possible. The parties further agreed to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 14-2-1104 of the GBCC and without a meeting of shareholders as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares. In any event, if we acquire at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we would effect the Merger under the “short-form” merger provisions of the GBCC. Shareholders who have not sold their Shares in the Offer would have certain dissenters’ rights with respect to the Merger under the applicable provisions of the GBCC, if those rights are perfected.

Shareholder Meeting. The Merger Agreement provides that Radiant will, if the approval of the Merger Agreement by Radiant’s shareholders is required by the applicable provisions of Georgia law in order to consummate the Merger, hold a meeting of its shareholders for the purpose of approving the Merger Agreement as promptly as reasonably practicable after the Offer Closing.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) if required by applicable Georgia law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (ii) Purchaser shall have accepted for payment all of the Shares validly tendered and not withdrawn pursuant to the Offer; (iii) Purchaser and NCR shall have complied with their obligations related to the approval of treatment of Radiant Options, Radiant Restricted Shares and Common Stock Units (as each term is defined below) as contemplated by the Merger Agreement; and (iv) there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other judgment, order, writ or decree issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger.

Charter and Bylaws. Pursuant to the terms of the Merger Agreement, at the Effective Time, the articles of incorporation of Radiant will be amended and restated in their entirety to read identically to the articles of incorporation of Purchaser as in effect immediately prior to the Effective Time (except that the articles of incorporation will be amended so that the name of the surviving corporation will be “Radiant Systems, Inc.”). Also at the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, except as to the name of the surviving corporation, which will be “Radiant Systems, Inc.”, shall become the bylaws of the surviving corporation.

Conversion of Shares. Pursuant to the terms of the Merger Agreement, at the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of Radiant: each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by NCR or Radiant or any direct or indirect wholly-owned subsidiary of Radiant and in each case not held on behalf of third parties and

(ii) Shares held by shareholders who have perfected and not withdrawn or waived a demand for appraisal pursuant to Section 14-2-1321 of the GBCC, collectively, the “Excluded Shares”), shall be converted into and become exchangeable for an amount, payable in cash and without interest, equal to the Offer Price. At the Effective Time, all Shares shall no longer be outstanding, shall be cancelled and retired and shall cease to exist and (i) each certificate formerly representing any of the Shares (other than the Excluded Shares) and (ii) each uncertificated Share registered to a holder on Radiant’s stock transfer books (other than the Excluded Shares) shall thereafter represent only the right to the Merger consideration in accordance with the terms of the Merger Agreement and applicable law, without interest thereon, and, if certificated, upon the surrender of the certificate representing such Share in the manner provided in the Merger Agreement. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the surviving corporation.

Radiant Stock Based Plans. Under the Merger Agreement, Radiant agrees that prior to the date on which the Offer Closing occurs (the “Offer Closing Date”), the Radiant Board (or, if appropriate, any committee administering the applicable Radiant Stock Plan (as defined below)) shall adopt such resolutions or take such other actions (including obtaining any required consents) as may be required to effect the following: (i) each unexercised option to purchase Shares (a “Radiant Option”), whether vested or unvested, that is outstanding immediately prior to the Offer Closing Date under a compensation and benefit plan of Radiant pursuant to which Shares may be issued (the “Radiant Stock Plans”), shall be canceled, with the holder of such Radiant Option becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to (A) the excess, if any, of (1) the Offer Price over (2) the exercise price per Share subject to such Radiant Option, multiplied by (B) the number of Shares subject to such Radiant Option immediately prior to the Offer Closing Date (whether vested or unvested), which amount shall be payable to such holder at or as soon as practicable following the Offer Closing Date (and in any event within five business days); (ii) at the Offer Closing Date, all forfeiture restrictions on the Shares issued as restricted stock (the “Radiant Restricted Shares”) will lapse and they will be treated in the same manner as other outstanding Shares; and (iii) at the Offer Closing Date, each Share subject to outstanding rights to receive Shares (each a “Common Stock Unit”) that is outstanding immediately prior to the Closing Date shall be canceled, with the holder of such Common Stock Unit becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount in cash equal to the Offer Price multiplied by the maximum number of Shares subject to such Common Stock Unit immediately prior to the Offer Closing Date, which amount shall be payable to such holder at or as soon as practicable following the Offer Closing Date (and in any event within five business days).

The Merger Agreement provides that all amounts payable above shall be paid without interest, and that any person making a payment as described above shall be entitled to deduct and withhold from that payment such amounts as the payor is required to deduct and withhold with respect to the making of such payment under the Code or any other law. Under the terms of the Merger Agreement, for purposes of any award under a Radiant Stock Plan for which vesting is based on Radiant’s performance for a fiscal period of which only a portion is complete as of the Closing (a “Performance Award”), vesting shall be determined based on the number of Shares which would otherwise vest in accordance with such award upon the achievement of the “Budget” level at 100% of the stated performance goal (excluding any additional Shares which would vest or which would be required to be issued upon the achievement of any performance goal in excess of the “Budget” level at 100%, as specified in the award). Notwithstanding the foregoing, the Merger Agreement provides that any holder of a Performance Award who is also a participant in Radiant’s Senior Executive Change in Control Severance Plan (the “CIC Plan”), shall be entitled to receive an additional amount in cash equal to (i) the amount such person would have received in cash if the performance goal resulting in 125% of the award being earned at the “Aspiration” level under such Performance Award had been met, less (ii) all amounts otherwise paid to such person with respect to the Performance Award (the “Award Balance”), in the event that such person becomes entitled to payment of severance under the terms of the CIC Plan. The Merger Agreement also provides that any holder of a Performance Award who does not receive the Award Balance pursuant to the immediately preceding sentence shall be entitled to receive such holder’s respective Award Balance if such person remains employed by Radiant for a period of one year following the Closing Date, or earlier if such holder’s employment is terminated by Radiant without cause.

Pursuant to the Merger Agreement, Radiant will terminate its 1998 Employee Stock Purchase Plan (the “ESPP”) as of the Offer Closing. Radiant has also agreed to take all actions necessary to cause the rights of participants in the ESPP with respect to any offering period then underway to be determined by treating the last business day prior to, or if more administratively advisable, the last payroll date of Radiant immediately prior to the Offer Closing, as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened and final offering period but otherwise treating such shortened and final offering period as a fully effective and completed offering period for all purposes under the ESPP.

Takeover Proposals. Under the terms of the Merger Agreement, Radiant may not, nor may it permit any of its controlled affiliates to, nor may it authorize or permit any of its or its controlled affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives (collectively, “Representatives”) to, directly or indirectly,

(i)	solicit, initiate or encourage, or take any other action to knowingly facilitate, any Acquisition Proposal (as defined below) or any inquiries in the making, submission or announcement of any proposal that could reasonably be expected to lead to an Acquisition Proposal; or

(ii)	enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise knowingly cooperate in any way with any person with respect to, any Acquisition Proposal or any inquiries in the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal; or

(iii)	furnish to any person any information relating to Radiant or any of its subsidiaries, or afford to any person access to the business, properties, assets, books, records or other information, or to any personnel, of Radiant or any of its subsidiaries, in any such case that would reasonably be expected to induce the making, submission or announcement of, or encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposals that would reasonable be expected to lead to an Acquisition Proposal; or

(iv)	grant (other than to NCR or any of its affiliates or Representatives) any waiver or release under any standstill or similar agreement, or

(v)	enter into any merger agreement, letter of intent, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement contemplating or otherwise relating to, or that is intended to, or would reasonably be expected to, lead to any Acquisition Proposal.

Radiant also agreed to, and to cause its subsidiaries and direct their Representatives to, immediately cease and terminate all existing discussions and negotiations with any person other than NCR and Purchaser with respect to any Acquisition Proposal, and to request the prompt return or destruction of all confidential information previously furnished in connection therewith.

Notwithstanding the foregoing, the Merger Agreement provides that at any time prior to the Offer Closing, Radiant, in response to an unsolicited written Acquisition Proposal that the Radiant Board determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), may, and may permit and authorize its affiliates and its and its affiliates’ Representatives to, in each case subject to compliance with the Merger Agreement:

(i)	furnish information with respect to Radiant and its subsidiaries to the person making such Acquisition Proposal (and its Representatives) pursuant to a confidentiality agreement which contains terms that in all material respects are no less favorable to Radiant than those contained in the Confidentiality Agreement, and

(ii)	participate in discussions or negotiations with the person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal;

provided, however, that in the case of any such action

(A)	the Radiant Board has determined in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties to the shareholders of Radiant under Georgia law,

(B)	Radiant gives NCR not less than two business days written notice of the identity of such person and the material terms of such Acquisition Proposal and of Radiant’s intention to participate or engage in discussions or negotiations with, or furnish information to, such person,

(C)	contemporaneously with furnishing any information to such person, Radiant furnishes such information to NCR to the extent such information has not been previously furnished by Radiant to NCR, and

(D)	there has not been any material breach of the provisions of the Merger Agreement relating to Radiant’s obligations to NCR with respect to an Acquisition Proposal or a Superior Proposal received by Radiant.

Radiant also agreed not to terminate, waive, amend, release or modify any material provision of any confidentiality agreement to which it or any of its subsidiaries is a party with respect to any Acquisition Proposal, and that any violation of the restrictions set forth above by any controlled affiliate of Radiant or any of Radiant’s or its controlled affiliates’ Representatives will be deemed to be a breach by Radiant of the foregoing.

The Merger Agreement defines the term “Acquisition Proposal” as any bona fide proposal or offer from any person or “group” as defined in or under Section 13(d) of the Exchange Act (other than NCR or Purchaser or any of their affiliates) with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving Radiant, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Radiant or otherwise), of any business or asset or assets of Radiant or any of its subsidiaries representing 15% or more of the consolidated revenues or assets (determined by reference to book value or fair market value) of Radiant and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the outstanding Shares or of the voting power of Radiant’s capital stock, (iv) transaction in which any person (or the stockholders of any person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of Radiant’s capital stock, (v) combination of the foregoing, or (vi) resolving or publicly proposing to do any of the foregoing.

The Merger Agreement defines the term “Superior Proposal” as any binding bona fide written offer, which was not solicited after the date of the Merger Agreement and did not result from a breach of the provisions of the Merger Agreement described above, made by any person (other than NCR or Purchaser or any of their affiliates) that, if consummated, would result in such person (or in the case of a direct merger between such person and Radiant, the stockholders of such person) acquiring, directly or indirectly, all or substantially all of the outstanding Shares or of the voting power of Radiant’s capital stock or all or substantially all the assets of Radiant and its subsidiaries, taken as a whole, and which offer the Radiant Board determines in good faith after consultation with its financial advisors and outside legal counsel (i) provides a higher value from a financial point of view to the shareholders of Radiant than the Offer Price and the Merger Consideration (taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer and the Merger Agreement proposed by NCR in response to such Superior Proposal or otherwise)) and (ii) is reasonably likely to be completed in a timely fashion, taking into account all financial, legal, regulatory and other aspects of such proposal, and (iii) if a cash transaction (whether in whole or in part), is not conditioned upon the buyer obtaining financing and the proposed buyer has reasonably demonstrated its ability to pay for or finance the transaction.

In addition to the obligations of Radiant set forth above, Radiant has also agreed to as promptly as possible (and in any event within 24 hours following receipt) notify NCR orally and in writing of (i) any Acquisition Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and (ii) the material terms and conditions of such Acquisition Proposal, request or inquiry (including any material change to the financial terms, conditions or other material terms thereof), and (iii) the identity of the Person or group making such Acquisition Proposal, request or inquiry. Under the terms of the Merger Agreement, Radiant must (A) keep NCR reasonably informed of the status (including any change to the financial terms, conditions, or other terms) of any such Acquisition Proposal, request or inquiry and (B) provide to NCR, as soon as practicable (and in any event within 24 hours following receipt), copies of all draft agreements (and any other written material to the extent such material contains any material financial terms, conditions or other terms relating to any Acquisition Proposal) sent by or provided to Radiant (or its Representatives) in connection with any such Acquisition Proposal.

Change in Recommendation. The Merger Agreement provides that neither the Radiant Board nor any committee thereof shall:

(i)	withhold, withdraw or modify in a manner adverse to NCR or Purchaser, or propose publicly to withhold, withdraw or modify in a manner adverse to NCR or Purchaser, the approval or recommendation by the Radiant Board or any such committee of the Merger Agreement, regarding the Offer and the Merger, fail to include the Radiant Recommendation in the offer documents, or adopt, approve, endorse, declare advisable or recommend, or propose publicly to adopt, approve, endorse, declare advisable or recommend any Acquisition Proposal, or resolve or agree to take any such action, take a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to a tender offer or exchange offer, or

(ii)	fail to reaffirm the Radiant Recommendation within five business days of a written request to do so by NCR, or

(iii)	in the case of an Acquisition Proposal that is a tender or exchange offer, fail to have filed within ten business days after the public announcement of the commencement of such Acquisition Proposal a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Radiant shareholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or

(iv)	adopt, approve, endorse, declare advisable or recommend, or propose publicly to adopt, approve, endorse, declare advisable, recommend or permit Radiant or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to above), (any such action, resolution or agreement to take any of the actions described in clauses (i) through (iv) are referred to as an “Adverse Recommendation Change”).

Notwithstanding the foregoing, under the terms of the Merger Agreement, at any time prior to the Offer Closing, the Radiant Board may (i) effect an Adverse Recommendation Change if an Intervening Event (as defined below) has occurred, provided that the Radiant Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties to the shareholders of Radiant under applicable law and (ii) cause Radiant to terminate the Merger Agreement in response to a Superior Proposal which the Radiant Board has approved and recommends, provided, concurrently with such termination, Radiant pays the termination fee (as described below); provided, however, that (A) the Radiant Board may not effect such an Adverse Recommendation Change and (B) no termination of the Merger Agreement pursuant to the foregoing may be made, in each case unless Radiant has complied with all its obligations set forth below regarding its response to an Intervening Event, Acquisition Proposal, or Superior Proposal.

The Merger Agreement defines an “Intervening Event” as a material event, fact, circumstance or development relating to Radiant or its subsidiaries, unknown as of the date of the Merger Agreement, which becomes known prior to the Offer Closing; provided that the receipt of an Acquisition Proposal or any event in connection therewith does not constitute an Intervening Event.

The Merger Agreement provides that no Adverse Recommendation Change may be made unless:

(i)	the Radiant Board shall have first provided prior written notice to NCR that it intends to (A) effect an Adverse Recommendation Change (an “Adverse Recommendation Change Notice”) or (B) terminate the Merger Agreement, subject to certain provisions thereof, in response to a Superior Proposal (a “Superior Proposal Notice”), which notice shall, if the basis for the proposed action by the Radiant Board is not related to a Superior Proposal, contain a description in reasonable detail of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by the Radiant Board is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal and a copy of the final form of any related agreements, and

(ii)	NCR does not make, within three business days beginning at 5:00 p.m. New York Time on the date of NCR’s receipt of the Adverse Recommendation Change Notice or Superior Proposal Notice, as applicable, (or beginning on the next day if actually received by NCR after 5:00 p.m.) and ending at 5:00 p.m. New York Time three business days later (the “Notice Period”), a proposal that, in the reasonable good faith judgment of the Radiant Board (after consultation with its outside legal counsel and financial advisor), causes such Intervening Event to no longer form the basis for the Radiant Board to effect an Adverse Recommendation Change or causes the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, as the case may be, and

(iii)	the Radiant Board determines (after consultation with its outside legal counsel and financial advisor) that the failure to effect an Adverse Recommendation Change would still reasonably be expected to be a breach of its fiduciary duties to Radiant shareholders under Georgia law.

Any material amendment or modification to any Superior Proposal or any material change to an Intervening Event is deemed to be a new Superior Proposal or Intervening Event under the Merger Agreement, and requires a new Notice Period.

The Merger Agreement also requires Radiant to make itself and its Representatives available to discuss and negotiate in good faith with NCR and its Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the Notice Period, and to keep confidential any proposals made by NCR to revise the terms of the Merger Agreement, other than in the event of any amendment and to the extent required to be disclosed by applicable law.

Termination of the Merger Agreement. The Merger Agreement provides that it may be terminated, at any time prior to the Effective Time:

(i)	by mutual written consent of NCR and Radiant; or

(ii)	by either NCR or Radiant if:

(A)	the Offer Closing shall not have been consummated by the Termination Date; provided that this right to terminate the Merger Agreement is not available to any party that has breached in any material respect its obligations under the Merger Agreement in any manner that is the principal cause of the failure of the Offer Closing to be consummated; or

(B)	any legal restraint (other than a temporary restraining order) permanently restraining, enjoining or otherwise prohibiting consummation of the Offer or the Merger shall become final and non-appealable; or

(C)	any legal restraint that has the effect of delaying the consummation of the Offer beyond the Termination Date shall have become final and non-appealable; provided, however, that this right to terminate the Merger Agreement shall not be available to any party which is then in breach of certain provisions of the Merger Agreement and such breach has been the principal cause of such legal restraint being or remaining in effect; or

(iii)	by Radiant, prior to the Offer Closing:

(A)	if NCR or Purchaser shall have breached in any material respect any of its representations or warranties contained in the Merger Agreement or shall have failed to perform in any material respect all obligations, covenants or agreements required to be performed by them under the Merger Agreement at or prior to the Offer Closing, in each case, which such breach or failure to perform (1) is incapable of being cured by NCR or Purchaser by the Termination Date or, if capable of being cured by NCR by the Termination Date, NCR and Purchaser do not commence to cure such breach or failure within ten business days after their receipt of written notice thereof from Radiant and use their reasonable best efforts to pursue such cure thereafter and (2) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by NCR or Purchaser of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

(B)	in order to accept a Superior Proposal in accordance with and subject to specified conditions of the Merger Agreement; or

(C)	if the Offer has expired in accordance with its terms and has not been extended by Purchaser, and Purchaser has not accepted for payment within three business days following such expiration all the Shares validly tendered and not validly withdrawn; or

(iv)	by NCR, prior to the Offer Closing, if:

(A)	the Radiant Board shall have made an Adverse Recommendation Change or if Radiant breaches in any material respect its obligations described under “Takeover Proposals” or “Change in Recommendation” above;

(B)	Radiant shall have breached any of its representations or warranties or failed to perform any of its obligations, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (1) would give rise to the failure of certain specified Offer Conditions and (2) is incapable of being cured by Radiant by the Termination Date or, if capable of being cured by Radiant by the Termination Date, Radiant does not commence to cure such breach or failure within ten business days after its receipt of written notice thereof from NCR and use its reasonable best efforts to pursue such cure thereafter;

(C)	If, on any then-scheduled Expiration Date for the Offer, Purchaser is not required (and NCR is not required to cause Purchaser) to extend the Offer pursuant to certain terms specified in the Merger Agreement and any of the Offer Conditions shall not have been satisfied or, to the extent waivable by NCR or Purchaser, waived on such then-scheduled Expiration Date; or

(D)	a Company Material Adverse Effect (as defined below) shall have occurred or shall exist, which has not been cured or ceased to exist within sixty days after the receipt of notice thereof by Radiant from NCR.

Fees and Expenses; Termination Fee. Except as provided below, the Merger Agreement provides that all costs and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such expense, whether or not the Offer or the Merger is consummated.

Under the terms of the Merger Agreement, Radiant has agreed to pay to NCR a termination fee of $35,680,000 (the “Termination Fee”) in the event that:

(i)	the Merger Agreement is terminated by NCR, Purchaser or Radiant pursuant to clause (ii)(A) under “Termination of the Merger Agreement” above or by NCR or Purchaser pursuant to clause (iv)(B) under “Termination of the Merger Agreement” above; and

(ii)	following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement under any of the circumstances described in clause (i) above, an Acquisition Proposal shall have been disclosed and not withdrawn during such time; and

(iii)	within 12 months following the termination of the Merger Agreement under any of the circumstances described in clause (i) above, Radiant consummates a transaction with respect to an Acquisition Proposal or enters into an agreement providing for an Acquisition Proposal.

The Merger Agreement also provides that Radiant shall pay to NCR the Termination Fee in the event the Merger Agreement is terminated by (i) Radiant as described in paragraph (iii)(B) under “Termination of the Merger Agreement” above, or (ii) NCR as described in paragraph (iv)(A) under “Termination of the Merger Agreement” above.

The Merger Agreement expressly states that in no event will Radiant be required to pay the Termination Fee on more than one occasion. Pursuant to the Merger Agreement, in the event that Radiant fails to pay when due any of the amounts above, then (i) Radiant shall reimburse NCR for all costs and expenses (including disbursements and reasonable fees of in-house legal counsel and outside legal counsel) incurred in connection with the collection of such amount, and (ii) Radiant shall pay to NCR interest on such amount (for the period commencing as of the date that such amount was originally required to be paid and ending on the date that such amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made plus three percent (3%).

Conduct of Business by Radiant. The Merger Agreement obligates Radiant and each of its subsidiaries, from the date of the Merger Agreement continuing until the earlier to occur of the termination of the Merger Agreement and the Effective Time, (unless NCR shall otherwise approve, which approval, subject to certain exceptions, shall not be unreasonably withheld), except as otherwise expressly contemplated by the Merger Agreement and except as required by applicable laws, to conduct the business of Radiant and its subsidiaries in the ordinary course consistent with past practices and, to the extent consistent therewith, Radiant and its subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, material customers, suppliers, distributors, key employees and business associates and keep available the services of its and its subsidiaries’ present key employees, to maintain all of its material operating assets in their current condition (normal wear and tear excepted) and to maintain and preserve its business organization and its material rights and franchises.

The Merger Agreement also provides that from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as otherwise expressly required by the Merger Agreement, (ii) upon at least twenty-four hours prior written notice delivered to NCR (if feasible), as may be required by applicable laws (including the rules of NASDAQ), (iii) as NCR may approve, such approval (subject to certain exceptions) not to be unreasonably withheld, or (iv) as specifically disclosed by Radiant to NCR, Radiant will not and will not permit its subsidiaries to:

(A)	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity;

(B)	enter into any new line of business outside its existing business segments (other than as permitted by clause (F));

(C)

(1) amend its articles of incorporation, by-laws or other applicable governing instruments; (2) split, combine, subdivide or reclassify its outstanding shares of capital stock; (3) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock; (4) enter into, amend or modify any shareholder rights agreement, rights plan, “poison pill” or other similar agreement or instrument; or (5) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (except pursuant to the forfeiture of Radiant Options, Radiant Restricted Shares or Common Stock

Units or the acquisition by Radiant of Shares in settlement of the exercise price of a Radiant Option or tax withholding obligations of holders of Radiant Options, Radiant Restricted Shares or Common Stock Units);

(D)	merge or consolidate itself or any of its subsidiaries with, acquire all or substantially all of the assets of, or acquire all or a substantial portion of any equity or voting interests of any other person, except for any such transactions among its wholly-owned subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses (other than as permitted by clause (F) below);

(E)	form any subsidiary of Radiant or any of its subsidiaries;

(F)	acquire any business, whether by merger, consolidation, purchase of property or assets or otherwise;

(G)	incur, prepay, repurchase, assume or materially modify any indebtedness for borrowed money or guarantee any indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its subsidiaries, except for (1) indebtedness for borrowed money (a) interest rate swaps on customary commercial terms consistent with past practice and in compliance with its risk management policies in effect on the date of the Merger Agreement or relating to acquisitions by Radiant, collectively in an amount not to exceed $10,000,000 in the aggregate, or (b) in replacement of existing indebtedness for borrowed money, or (2) guarantees incurred in compliance with the foregoing by it of indebtedness of its wholly-owned subsidiaries;

(H)	make or commit to any capital expenditures materially in excess of the aggregate amount reflected in Radiant’s capital expenditure budget for the period in which such capital expenditures are made;

(I)	transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its material assets, intellectual property, product lines or businesses or of its subsidiaries, including capital stock of any of its subsidiaries, other than pursuant to contracts in effect as of the date of the Merger Agreement or sales or licenses in the ordinary course of business;

(J)	issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize or agree to the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock, or any other equity or voting interest of Radiant or of any its subsidiaries (other than the issuance of shares by a wholly-owned subsidiary to it or another of its wholly-owned subsidiaries), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or such convertible or exchangeable securities, other than in connection with the exercise of the Top-Up Option or any Radiant Options issued as of the date of the Merger Agreement;

(K)	make any change with respect to accounting policies or procedures, except as required by changes in GAAP or by law;

(L)	except as required by law, (1) make, revoke or change any material tax election or take any material position on any material tax return filed on or after the date of the Merger Agreement or adopt any material method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods or (2) settle or resolve any material tax controversy;

(M)	make any material loans, advances or capital contributions to or investments in any person (other than Radiant or any direct or indirect wholly owned subsidiary of Radiant);

(N)	enter into any non-competition contract or other contract that limits in any material respect either the type of business in which Radiant or its subsidiaries (or, after the Effective Time, NCR or its affiliates) may engage or the manner or locations in which any of them may engage in any business;

(O)	except as required pursuant to contracts in effect as of the date of the Merger Agreement, or as otherwise required by the Merger Agreement or applicable law: (1) grant or provide any severance or termination payments or benefits to any of its directors, officers or employees; (2) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards, except as provided in (J) above, to any of its directors, officers or employees (other than increases in compensation in connections with new-hires and promotions, compensation adjustments in the ordinary course of business consistent with the normal annual review cycle of Radiant and payment of bonuses in the ordinary course of business and consistent with past practices); provided however, Radiant may establish a cash retention program comprised of up to $375,000 in aggregate payments to employees of Radiant who remain employed by Radiant for at least 12 months following the date on which the Merger is consummated pursuant to the Merger Agreement (the “Closing Date”), provided that such amount will increase by $250,000 to a total of $625,000 in aggregate payments if the Offer Closing has not occurred within 90 days from the date of the Merger Agreement, and thereafter NCR will reasonably consider an additional increase to such amount as reasonably requested by Radiant; (3) establish, adopt, amend or terminate any compensation and benefit plan or amend the terms of any outstanding equity-based awards; (4) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any compensation and benefit plans, to the extent not already provided in any such plan; (5) change any actuarial or other assumptions used to calculate funding obligations with respect to any compensation and benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP; or (6) forgive any loans to any of its or of any of its subsidiaries’ directors, officers or employees;

(P)	adopt or enter into any collective bargaining agreement, works council agreement, or other labor union contract applicable to the employees of Radiant or any of its subsidiaries;

(Q)	take any action or omit to take any action that would reasonably be expected to result in any of the Offer Conditions or the conditions to the Merger not being satisfied or intended to prevent, delay or materially impair the ability of Radiant to consummate or otherwise impede, interfere or be inconsistent with the Offer, the Merger or any transactions contemplated thereby;

(R)	settle any litigation in any forum or any dispute, or any administrative or other proceedings before or threatened to be brought before a governmental entity, including but not limited to any claims of shareholders and any shareholder litigation relating to the Merger Agreement or any transaction contemplated by the Merger Agreement or otherwise, other than settlements solely for monetary compensation and/or the provision of services and/or products by Radiant with an aggregate value of less than $500,000;

(S)	disclose any confidential or proprietary information of Radiant or any of its subsidiaries other than pursuant to a confidentiality agreement restricting the right of the recipient thereof to use and disclose such confidential or proprietary information;

(T)	fail to keep in force any material insurance policy or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of Radiant and its subsidiaries as are currently in effect;

(U)	except in the ordinary course of business consistent with past practice, (1) enter into any contract that would constitute a material contract, or modify, amend (in the case of modifications or amendments, in a manner that is, taken as a whole, adverse in to Radiant and its subsidiaries) or terminate any material contract, or (2) waive, release or assign any material rights or claims under any material contract;

(V)	convene any annual or special meeting (or any adjournment thereof) of the shareholders of Radiant other than a shareholders meeting (if such a meeting is required by the Merger Agreement and applicable law); or

(W)	agree, authorize or commit to do any of the foregoing.

Board of Directors. The Merger Agreement provides that effective upon the Offer Closing, and at all times thereafter, NCR shall be entitled to designate, from time to time, such number of members of the Radiant Board as will give NCR, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors (giving effect to the directors elected or appointed by NCR) multiplied by (ii) the percentage that (A) the number of Shares beneficially owned by NCR and its subsidiaries (including Shares accepted for payment pursuant to the Offer and the Top-Up Shares issued to Purchaser) bears to (ii) the number of Shares then outstanding; provided, however, that in the event that NCR’s designees are appointed or elected to the Radiant Board, until the Effective Time the Radiant Board shall have at least three Independent Directors (as defined below). Radiant has agreed to promptly take all action requested by NCR necessary or desirable to effect any such election or appointment, including (i) increasing the size of the Radiant Board, (ii) filling vacancies or newly created directorships on the Radiant Board and (iii) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Radiant Board in compliance with applicable law (including, to the extent applicable prior to the Effective Time, Rule 10A-3 under the Exchange Act and applicable NASDAQ Rules), and to take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill the foregoing obligations including mailing to its shareholders the information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, and to make such mailing concurrently with the mailing of the Schedule 14D-9. Under the Merger Agreement, NCR and Purchaser are required to provide to Radiant on a timely basis all information required to be included in the information statement with respect to such designees and with respect to NCR’s officers, directors and affiliates. After the Offer Closing, Radiant has also agreed, upon NCR’s request, to cause the directors elected or designated by NCR to the Radiant Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Radiant Board of (i) each committee of the Radiant Board, except for any committee established to take action with respect to the subject matter of the Merger Agreement, (ii) the board of directors of each subsidiary of Radiant and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the NASDAQ Marketplace Rules. The foregoing rights provided to NCR in the Merger Agreement are in addition to and do not limit any rights that NCR, Purchaser or any of their respective affiliates may have as a record holder or beneficial owner of shares of Shares as a matter of applicable law with respect to the election of directors or otherwise.

Following the election or appointment of NCR’s designees pursuant to the Merger Agreement and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required for Radiant to consent (i) to amend or terminate the Merger Agreement on behalf of Radiant, (ii) to waive any of Radiant’s rights or remedies under the Merger Agreement or (iii) to extend the time for the performance of any of the obligations or other acts of NCR or Purchaser. For purposes of the Merger Agreement, an “Independent Director” means a member of the Radiant Board who is a member of the Radiant Board on the date of the Merger Agreement and an “independent director” as defined by Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

The Merger Agreement further provides that (i) the directors of Purchaser immediately prior to the Effective Time will be the directors of the surviving corporation in the Merger until the next annual meeting of shareholders of the surviving corporation (or until their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be; and (ii) the individuals designated by NCR, by notice given no later than five days prior to the Closing Date, shall be the officers of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Indemnification; Insurance. In the Merger Agreement, NCR has agreed to cause the surviving corporation in the Merger, and its subsidiaries, to honor and fulfill in all respects the obligations of Radiant and its subsidiaries under any and all agreements for indemnification between Radiant or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Radiant or any of its subsidiaries prior to the Offer Closing. In addition, for a period of six years following the Offer Closing, the surviving corporation of the Merger and its subsidiaries shall (and NCR shall cause the surviving corporation to) cause the organization documents of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the articles of incorporation and bylaws (or other similar organizational documents) of Radiant and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner, except as required by applicable law or order.

For six years following the Effective Time, to the fullest extent permitted by applicable law, the surviving corporation and its subsidiaries shall (and NCR has agreed to cause the surviving corporation and its subsidiaries to) indemnify and hold harmless each current or former director and officer of Radiant and any person who becomes a director or officer of Radiant or any of its subsidiaries prior to the Offer Closing, from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of Radiant or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

NCR has agreed to, and shall cause Radiant to, maintain in effect for six years after the Effective Time Radiant’s current policies of directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, to the extent that annual premiums of such liability insurance do not exceed 250% of the amount paid by Radiant for coverage for its last full fiscal year (the “Maximum Annual Premium”); provided, however, that if the annual premiums for such insurance exceed such amount, NCR will obtain the greatest coverage available at a cost not exceeding such amount. Under the Merger Agreement, prior to the Offer Closing, Radiant may, and, if Radiant is unable to, NCR has agreed to cause the surviving corporation to, and the surviving corporation is obligated to, purchase a six-year “tail” prepaid policy on the D&O Insurance, provided that the aggregate annual premium for such “tail policy” shall not exceed the Maximum Annual Premium. If Radiant or the surviving corporation for any reason shall not obtain such “tail” insurance policies for such six year period as of the Effective Time, the surviving corporation shall, and NCR has agreed to cause the surviving corporation to, continue and maintain in effect for such a period of at least six years following the Effective Time Radiant’s directors’ and officers’ liability insurance policies in effect as of the date of the Merger Agreement covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who as of the date of the Merger Agreement (and any additional persons who at or prior to the Effective Time were or become) covered by Radiant’s directors’ and officers’ liability insurance policies on terms with respect to such coverages and in amount, not less favorable to such persons than those in effect on the date of the Merger Agreement (or NCR may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, provided that any such substitution shall not result in any gaps or lapses of coverage with respect to facts, events, acts or omissions occurring at or after the Effective Time), provided, however, that in satisfying the foregoing obligations, NCR and the surviving corporation shall not be obligated to pay annual premiums in excess of the Maximum Annual Premium.

Employee Matters. The Merger Agreement provides that Radiant shall promptly notify NCR of all new employees hired and all employee promotions made during the period commencing on the date of the Merger Agreement through the Closing Date. During the period from the Closing Date until the 12-month anniversary of the Merger Agreement, NCR has agreed to, or to cause its subsidiaries to, provide to each person who is employed by Radiant or any of its subsidiaries immediately prior to the Effective Time and who remains in the employment of Radiant and its subsidiaries on or after the Effective Time (the “Continuing Employees”)

compensation (including base salary and incentive and bonus opportunities, but excluding equity-based compensation) and benefits (including paid time off, 401(k), health and severance) that are not materially less favorable (taken as a whole) than those provided to the Continuing Employees immediately prior to the Effective Time. Each Continuing Employee who is employed by Radiant or any of its subsidiaries as of the Offer Closing shall be entitled to receive 100% of his or her target cash bonus for 2011, which bonus shall be payable on the date on which such bonus would otherwise be paid, as long as such Continuing Employee is employed by Radiant or any of its subsidiaries as of such date; provided, if prior to the date on which the bonus would be paid, such Continuing Employee’s employment is terminated by Radiant or such subsidiary without Cause (Cause shall be defined and have the meaning accorded to it under Georgia common law, including but not limited to employee’s violation of Radiant’s or NCR’s Code of Conduct), such Continuing Employee shall receive such bonus on or about the date of termination.

The Merger Agreement provides that the service of each Continuing Employee with Radiant or any of its subsidiaries (or any predecessor employer) prior to the Effective Time shall be treated as service with NCR and its subsidiaries for purposes of each (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (ii) “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), (iii) post-retirement or employment health or medical plan, program, policy or arrangement, (iv) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (v) severance, change in control, retention or termination plan, program, policy or arrangement or (vi) other material compensation or benefit plan, program, policy or arrangement (each, a “NCR Benefit Plan”) which NCR makes available to such Continuing Employee, including for purposes of eligibility, vesting and benefit levels and accruals (other than benefit accruals under any tax-qualified retirement plan), but not in any case where credit would result in duplication of benefits or for purposes of accrual of pension benefits.

Following the Effective Time, for purposes of each NCR Benefit Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Effective Time, the Merger Agreement requires NCR to, or to cause its subsidiaries to, (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Radiant Compensation and Benefit Plan as of the Effective Time (or, if later, any applicable plan transaction date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time (or such transition date) occurs.

Except as specifically contemplated by the Merger Agreement, NCR shall, and shall cause its subsidiaries to, honor, in accordance with its terms, each compensation and benefit plan of Radiant prior to the Effective Time and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by the Merger Agreement (either alone or in combination with any other event), and NCR acknowledged that the consummation of the Merger constitutes a change of control for all purposes under such compensation and benefit plans.

Nothing in the Merger Agreement shall be construed as requiring NCR or any of its subsidiaries to employ any Continuing Employee for any length of time following the Closing Date; and nothing, express or implied, shall be construed to prevent NCR or any of its subsidiaries from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any compensation and benefit plan of Radiant in effect prior to the Effective Time, NCR Benefit Plan or any other employee benefit plan, program, agreement or arrangement that NCR or any of its subsidiaries may establish or maintain provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by NCR or any of its subsidiaries during the 12-month period following the Closing, the compensation and benefits payable to such employee during such period shall be subject to the foregoing. No covenant or other undertaking in the Merger Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.

The Merger Agreement also provides that Radiant will use its reasonable efforts, as soon as possible after the date of the Merger Agreement, to assist NCR in obtaining retention and noncompete agreements in the form approved by NCR from those employees of Radiant reasonably requested by NCR.

Filings; Other Actions; Notification. Subject to the terms and conditions set forth in the Merger Agreement, Radiant and NCR are required to cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits, actions, non-actions, and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity, in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Each party from whom a filing under the HSR Act would be required in order for the transactions contemplated by the Merger Agreement to be consummated lawfully is also required to, as promptly as practicable (but in no event later than five business days) following the date of the Merger Agreement, file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with the transactions contemplated by the Merger Agreement. The Merger Agreement also requires each party thereto, as promptly as practicable following the date of the Merger Agreement, to make all other filings necessary or appropriate under any applicable foreign antitrust or competition law in connection with the transactions contemplated by the Merger Agreement.

To the extent permitted by applicable law, the parties must request expedited treatment of any such filings and work together and furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of any filing or submission under the HSR Act or other antitrust or competition law. To the extent permitted by applicable law, the parties agreed to keep one another promptly apprised of the status of all proceedings before any governmental entity relating to the Merger Agreement and the transactions contemplated by the Merger Agreement under any antitrust or competition law, and to give each other advance notice of, and a meaningful opportunity to review, all communications with, and all inquiries or requests for additional information from, the FTC, the DOJ or any other applicable governmental entity relating to such a proceeding, and to comply promptly with any such reasonable inquiry or request from a governmental entity. To the extent permitted by the relevant governmental entity, the parties agreed to permit one another to attend all meetings or conferences between one or more of the parties and one or more governmental entities under the HSR Act or other antitrust or competition law.

In connection with any filing or submission required or action to be taken by either NCR or Radiant to consummate the Offer and the Merger, the Merger Agreement does not require NCR or any of its subsidiaries or affiliates to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action, in each of the foregoing cases, (i) the effectiveness or consummation of which is not conditional on the consummation of the Offer and the Merger or (ii) that would be reasonably likely to (A) materially adversely impact the benefits expected to be derived by NCR as a result of the transactions contemplated by the Merger Agreement, or (B) impose material limitations on NCR’s ownership or operation (or that of any of NCR’s subsidiaries or affiliates), including NCR’s exercise of rights of full ownership of Radiant shares purchased by Purchaser in the Offer on all shareholder matters.

The Merger Agreement provides that each of Radiant and NCR are required, upon request by the other, to furnish the other with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the proxy statement or any other statement, filing, notice or application made by or on behalf of NCR, Radiant or any of their respective subsidiaries to any third party and/or any governmental entity in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement. Under the terms of the Merger Agreement, subject to applicable law and the instructions of any governmental entity, Radiant and NCR have agreed to (i) keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other communications received by NCR or Radiant, as the case may be, or any of its subsidiaries, from any third party and/or any governmental entity with respect to such transactions; and (ii) give prompt notice to the other of any change that is reasonably likely to result in a Company Material Adverse Effect or prevent or materially delay the consummation by NCR or Purchaser of the transactions contemplated by the Merger Agreement, respectively or of any failure to the other party’s conditions to effect the Offer Closing or the Merger.

The Merger Agreement provides that neither NCR nor Radiant may permit any of its officers or any other representatives or agents to participate in any meeting, conference, or other communication with any governmental entity in respect of any filings, investigation or other inquiry under any antitrust or competition law relating to the transactions contemplated by the Merger Agreement unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat.

Financing Assistance. Under the terms of the Merger Agreement, NCR has agreed to use, and to cause its affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to keep the debt financing on the terms and conditions described in the commitment letter and the related fee letter pursuant to which and subject to the terms and conditions thereof the parties thereto (other than any of NCR or Purchaser) have committed to provide the debt financing (the “Financing Commitment”) in full force and effect and to arrange the debt financing on the terms and conditions described in the Financing Commitment (including any “flex” provisions thereof), including using reasonable best efforts:

(i)	to negotiate and enter into, and keep in effect, the definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitment (or on other terms acceptable to NCR, provided such terms do not contain any conditions to funding on the Offer Closing Date and the Closing Date and would not otherwise reasonably be expected to impair or delay the consummation of the debt financing),

(ii)	to satisfy (or cause its affiliates to satisfy) all conditions applicable to NCR and its subsidiaries to obtaining the debt financing set forth in the Financing Commitment that are within their control and to otherwise comply with all of their obligations under the Financing Commitments,

(iii)	to enforce the Financing Commitment (including by taking such action necessary to cause each Financing Source (as defined below) thereunder to specifically perform their obligations in accordance with the terms thereof),

(iv)	to take each of the actions required of Radiant and its subsidiaries described below with respect to itself and its subsidiaries, and

(v)	to consummate the debt financing contemplated by the Financing Commitment at or prior to the Offer Closing and the Closing, as applicable, including using its reasonable best efforts to cause the Financing Sources (as defined below) to fund the debt financing required to consummate the Offer at the Offer Closing and the Merger at the Closing.

The Merger Agreement provides that NCR and Purchaser shall not modify, amend, waive, supplement or otherwise alter the Financing Commitment or the definitive agreements with respect thereto or any of the terms thereof, except that NCR has the right from time to time to amend, replace, supplement or otherwise modify, or waive any of their rights under, the Financing Commitment or the definitive agreements with respect thereto, and/or substitute other debt or equity financing for all or any portion of the Financing Commitment from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Financing Commitment or such definitive agreements that amends the Financing Commitment and/or substitution of all or any portion of the debt financing shall not (i) expand upon the conditions precedent to the debt financing as set forth in the Financing Commitment or (ii) reasonably be expected to prevent, impede or delay the consummation of the Offer and the Merger and the other transactions contemplated hereby.

The Merger Agreement provides that, with prior notice to Radiant, NCR may reduce the amount of debt financing under the Financing Commitment or the definitive agreements with respect thereto in its reasonable discretion; provided, that NCR shall not reduce the debt financing to an amount committed below the amount sufficient to satisfy all of their obligations under the Merger Agreement, including the payment of the Offer Price in respect of each Share validly tendered and accepted for payment in the Offer, the aggregate merger consideration, the payment of any indebtedness required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied in connection with the transactions contemplated by the Merger Agreement and all associated costs and expenses (together, the “Required Amount”); and provided further that such reduction shall not (i) expand upon the conditions precedent to the debt financing as set forth in the Financing Commitment or (ii) reasonably be expected to prevent, impede or delay the consummation of the Offer and the Merger and the other transactions contemplated the Merger Agreement. In the event that any portion of the debt financing becomes unavailable or NCR becomes aware of any event or circumstance that makes any portion of the debt financing unavailable, in each case, on the terms and conditions set forth in the Financing Commitment, and such portion is reasonably required to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement, NCR has agreed to promptly notify Radiant of such event, and to use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, any such portion from alternative sources (“Alternative Financing”) on terms that will still enable NCR to consummate the transactions contemplated by the Merger Agreement. NCR has agreed, pursuant to the Merger Agreement, to deliver to Radiant true and complete copies of all agreements related to such Alternative Financing (excluding fee letters and engagement letters to the extent NCR is prohibited from providing such letters, or, if not so prohibited, with numerical amounts and other economic terms redacted).

The Merger Agreement provides that Radiant shall provide, and shall cause its subsidiaries and its and their respective representatives and advisors, including legal, tax, regulatory and accounting, to provide, such cooperation as is reasonably requested by NCR or any Financing Source in connection with any debt financing, including but not limited to: (i) promptly providing, no later than the date that the Offer is commenced on the terms set forth herein, all financial and other customary information and data relating to Radiant and its subsidiaries, including audited annual and unaudited quarterly financial statements and other information relating to Radiant and its subsidiaries to be included in a confidential information memorandum for prospective lenders necessary to satisfy the requirements of the Financing Commitment relating to the commencement of general syndication of the debt financing contemplated thereby, (ii) using reasonable best efforts to assist NCR in preparing (A) a pro forma consolidated balance sheet and related pro forma consolidated statement of income of NCR and its subsidiaries (including Radiant and its subsidiaries) as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days prior to the Offer Closing, prepared after giving effect to the Merger as if the Merger had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income), and (B) pro forma projections giving effect to the Merger, of balance sheets, income statements and cash flow statements on a quarterly basis for the period commencing with the third fiscal quarter of 2011 and ending with the fiscal quarter ending December 31, 2012, and on an annual basis commencing with the 2013 fiscal year through the end of the 2016 fiscal year, (iii) making senior management of Radiant and its subsidiaries reasonably available to participate in meetings, presentations, road shows, due diligence sessions and sessions with the rating agencies, (iv) assisting in the preparation and delivery, no later than the date that the Offer is commenced on the terms set forth herein, of one or more confidential information memoranda and other marketing materials, (v) using its reasonable best efforts to procure customary certificates, accounting comfort letters (including consents of accountants for the use of their reports in any materials relating to any debt financing), legal opinions or such other documents and instruments relating to the debt financing as may be reasonably requested by NCR or any Financing Source, (vi) providing a representation to NCR that the public side versions of such documents, if any, do not include material non-public information about Radiant or its affiliates or securities, (vii) assisting NCR and the Financing Sources in the amendment or termination of, or in obtaining any relevant waiver from the lenders or counterparties of Radiant or any of its subsidiaries in relation to, any of Radiant’s or any of its subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements (including, for the avoidance of doubt, any arrangements creating security interests), in each case, conditioned upon the occurrence of the Offer Closing and otherwise on terms satisfactory to NCR and Radiant and that are reasonably requested by NCR in connection with the debt financing, and (viii) using its reasonable best efforts to ensure that that the syndication efforts benefit from the existing banking relationships of Radiant and its subsidiaries.

The Merger Agreement also provides that in the case of each of clauses (i) through (viii) above, (A) that none of Radiant or any of its subsidiaries shall be required to pay any commitment or other fee, provide any security, enter into any definitive agreement or incur any other liability or obligation in connection with the debt financing, other than as required under clause (vii) above prior to the Effective Time, (B) (I) no obligation of Radiant or any of its subsidiaries under any certificate, document or instrument executed and delivered by Radiant or any of its subsidiaries in the performance of its obligations under clauses (i) through (v) and (viii) above shall be effective until the Effective Time and none of Radiant or any of its subsidiaries shall be required to take any action under any such certificate, document or instrument that is not contingent upon the Effective Time (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time and (II) no obligation of Radiant or any of its subsidiaries under any certificate, document or instrument executed and delivered by Radiant or any of its subsidiaries in the performance of its obligations under clauses (vi) or (vii) above shall be effective until the Offer Closing and none of Radiant or any of its subsidiaries shall be required to take any action under any such certificate, document or instrument that is not contingent upon the Offer Closing (including the entry into any agreement that is effective before the Offer Closing), (C) (I) all non-public or other confidential information provided by Radiant or any of its representatives pursuant to the foregoing shall be kept confidential in accordance with the Confidentiality Agreement, except that NCR shall be permitted to disclose such information to the Financing Sources and other potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members and (II) Radiant shall be permitted a reasonable period to comment on any documents or other information circulated to potential Financing Sources that contain or are based upon any such material non-public or other material confidential information, provided, that Radiant shall promptly provide any such comments, and (D) that such requested cooperation does not unreasonably interfere with the ongoing operations of Radiant and its subsidiaries. Pursuant to the Merger Agreement, Radiant has consented to the reasonable use of its and its subsidiaries’ logos in connection with the debt financing in a manner customary for similar financing transactions.

For purposes of the Merger Agreement, “Financing Sources” means any entity or entities that commit to provide or otherwise enter into agreements in connection with any debt financing proposed to be provided to NCR in connection with the transactions contemplated by the Merger Agreement, as identified by NCR to Radiant.

Under the Merger Agreement, Radiant and its affiliates and employees have no responsibility for any financing that NCR may raise in connection with the transactions contemplated thereby.

The Merger Agreement requires NCR to indemnify and hold harmless Radiant, its subsidiaries and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the debt financing, and any information utilized in connection therewith (other than arising from (i) fraud, gross negligence or intentional misrepresentations by Radiant or its subsidiaries, or (ii) any written historical financial information of Radiant or any of its subsidiaries provided to NCR or the Financing Sources in connection with the debt financing which is (A) of the type prepared by Radiant or such subsidiary in the ordinary course of business and (B) judicially determined by a court of competent jurisdiction to have contained a material misstatement or omission). NCR also agreed to, promptly upon request by Radiant, reimburse Radiant for all documented and reasonable out-of-pocket costs incurred by Radiant or its subsidiaries in connection with the foregoing obligations of Radiant.

Obtaining the debt financing is not a condition to the Closing, and the parties are obligated under the Merger Agreement to consummate the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, subject to and in accordance with the terms and conditions thereof, irrespective and independently of the availability of the debt financing or the completion of such issuance.

Takeover laws. The Merger Agreement provides that if any state anti-takeover or other similar law is or may become applicable to the Merger or the other transactions contemplated by the Merger Agreement, each of NCR and Radiant and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement or by the Merger and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

Amendment. The Merger Agreement provides that it may be amended by the parties at any time, provided, however, that in the event that the Merger Agreement is adopted by Radiant’s shareholders in accordance with Georgia law, no amendment shall be made to the Merger Agreement that requires the approval of Radiant’s shareholders under Georgia law without such approval.

Assignment. The Merger Agreement is not assignable by operation of law or otherwise; provided, however, that NCR may designate prior to the Effective Time, by written notice to Radiant, another wholly-owned direct or indirect subsidiary (incorporated in the State of Georgia) to be a party to the Merger in lieu of Purchaser, in which event all references in the Merger Agreement to Purchaser shall be deemed references to such other subsidiary (except with respect to representations and warranties made in the Merger Agreement with respect to Purchaser as of the date of the Merger Agreement) and all representations and warranties made in the Merger Agreement with respect to Purchaser as of the date of the Merger Agreement shall also be made with respect to such other subsidiary as of the date of such designation. Any assignment of the Merger Agreement in contravention of the preceding sentence shall be null and void.

No Third Party Beneficiaries. The Merger Agreement is not intended to, and does not, confer upon any other person or entity any rights or remedies thereunder, except (i) as set forth in or contemplated by the terms and provisions of the Merger Agreement relating to directors’ and officers’ indemnifications and insurance and governing law, venue, and waiver of jury trial, (ii) from and after the Offer Closing, the rights of holders of Shares and other Radiant securities to receive the consideration pursuant to the Offer and (iii) from and after the Effective Time, the rights of holders of Shares and other Radiant securities to receive the consideration pursuant to the Merger.

Remedies. Under the Merger Agreement, except as otherwise provided therein, any and all remedies therein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred thereby, or by law or equity upon such party, and the exercise by a party of any one remedy would not preclude the exercise of any other remedy. The parties to the Merger Agreement agree that irreparable damage would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties agree that in the event of any breach or threatened breach by a party, of any of their respective covenants or obligations set forth in the Merger Agreement, the other party (or parties), will be entitled to an injunction or injunctions to prevent or restrain such breaches or threatened breaches and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under the Agreement. The parties further agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger

Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement.

Representations and Warranties. Under the Merger Agreement, Radiant has made customary representations and warranties to NCR and Purchaser, including, but not limited to, representations relating to: organization, existence and good standing of Radiant; authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby; approval requirements of Radiant’s shareholders to adopt the Merger Agreement and consummate the Merger; no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby; government approvals required to execute and deliver and perform the obligations of the Merger Agreement; Radiant’s capitalization; the due organization, valid existence and good standing of Radiant’s subsidiaries; ownership of Radiant’s subsidiaries; the filing of all requisite reports, forms and documents with the SEC; Radiant’s public information and financial statements; absence of certain changes or events; the validity of Radiant’s material contracts; property and assets; intellectual property; tax matters; employee plans; labor matters; permits and compliance; compliance with Foreign Corrupt Practices Act and related bribery and anti-corruption laws; environmental matters; litigation; insurance; related party transactions; information supplied in the Offer documents and proxy statement; application of Sections 14-2-1110 et seq. and 14-2-1131 et seq. of the GBCC; opinions of Radiant’s financial advisors; and brokers’ and finders’ fees.

In the Merger Agreement, NCR and Purchaser have made customary representations and warranties to Radiant, including, but not limited to, representations relating to: organization, existence and good standing of NCR and Purchaser; authorization, execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby; governmental authority and consents required for the Merger Agreement; information supplied in the Offer documents and proxy statement; sufficiency of funds; not being an “interested shareholder” of Radiant; brokers and finders; and operations of Purchaser, and matters relating to the debt financing being obtained by NCR relating to the transactions contemplated by the Merger Agreement.

The representations and warranties contained in the Merger Agreement are subject to certain limitations agreed upon by NCR, Purchaser and Radiant in the Merger Agreement, in some cases subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules that were provided by Radiant in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among NCR, Purchaser and Radiant, and establishing the circumstances under which NCR and Purchaser would have the right not to consummate the Offer or the Merger or under which a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact.

Other Arrangements

Tender Agreement. Pursuant to the Tender Agreement, the Tendering Shareholders have agreed to tender and sell an aggregate of 3,429,325 Tender Shares (representing approximately 8.4% of the outstanding Shares as of July 11, 2011) owned by them to us pursuant to and in accordance with the terms of the Offer. The Tender Agreement also provides that all Shares issued upon the exercise of options to purchase Shares owned or beneficially owned by the Tendering Shareholders as of the date of the Tender Agreement (the “Tender Options”) shall be considered Tender Shares.

Pursuant to the Tender Agreement, each of the Tendering Shareholders has agreed (i) to tender the Tender Shares into the Offer as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following the commencement of the Offer, free and clear of any claims, liens, encumbrances and security interests of any nature whatsoever that would prevent such shareholder from tendering its shares in accordance with the Tender Agreement or otherwise complying with its obligations under the Tender Agreement and (ii) not to withdraw any Tender Shares so tendered unless the Offer has been terminated or has expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms.

Until the earlier of (i) the termination of the Merger Agreement in accordance with its terms; (ii) the termination or expiration of the Offer, without any Tender Shares being accepted for payment thereunder; (iii) the Effective Time; or (iv) the amendment of the terms of the Offer to reduce the price or change the form of consideration to be paid for the Shares, each of the Tendering Shareholders has agreed not to (i) directly or indirectly, offer for sale or redemption, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of or enter into any contract with respect to the transfer of any or all of the Tendering Shareholder’s Tender Shares, Tender Options or any other Radiant securities to any other person other than pursuant to the Merger Agreement or the Offer or in connection with the exercise of any Tender Options; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Tender Shares; (iii) deposit any of its Tender Shares or Tender Options into a voting trust or enter into a voting agreement, other than pursuant to the Tender Agreement or (iv) take any action that would make any of its representations or warranties to be untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or delaying it from performing its obligations under the Tender Agreement.

During the term of the Tender Agreement, each of the Tendering Shareholders have agreed to vote all of its Tender Shares and any other shares of capital stock of Radiant owned, beneficially or of record, by such Tendering Shareholder during the term of the Tender Agreement that are entitled to vote at any meeting of the shareholders of Radiant, however called, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including but not limited to the Merger, and (ii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal; and (B) any other action, transaction or proposal involving Radiant or any of its subsidiaries that is intended or would reasonably be expected to result in any other conditions set forth in Article VIII of or Exhibit A to the Merger Agreement not being fulfilled or satisfied on or prior to the date of the Offer Closing or the Expiration Date.

Each of the Tendering Shareholders has also irrevocably granted and appointed NCR and any designee of NCR and each of NCR’s officers, in their respective capacities as NCR’s officers, their proxy and attorney–in–fact to represent, vote and otherwise act with respect to the matters listing in the preceding paragraph until the termination of the Tender Agreement, to the same extent and with the same effect as the Tendering Shareholder might or could do under applicable law, rules and regulations.

During the term of the Tender Agreement, each of the Tendering Shareholders has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries), engage in any conduct as to which Radiant is prohibited by the non-solicitation provision of the Merger Agreement; provided, however that the Tendering Shareholders shall not be prevented from acting in their capacities as employees, officers or directors of Radiant, or taking any action in such capacity (including at the direction of the Radiant Board), but only in either such case as and to the extent permitted by the non-solicitation provision of the Merger Agreement.

The Tender Agreement terminates on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any Tender Shares being accepted for payment thereunder, (iii) the Effective Time and (iv) the amendment of the terms of the Offer to reduce the price or change the form of consideration to be paid for the Shares.

The foregoing summary is qualified in its entirety by reference to the complete text of the Tender Agreement and the First Amendment to Tender and Voting Agreement, which are filed as Exhibit (d)(2) and Exhibit (d)(3), respectively, to the Schedule TO filed by NCR on July 25, 2011 and are incorporated herein by reference.

Confidentiality Agreement. On May 27, 2011 the parties entered into the Mutual Nondisclosure Agreement (the “Confidentiality Agreement”), which governs the disclosure of any confidential information concerning the other party to other persons. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of NCR and Radiant agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(8) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference.

Exclusivity Agreement. NCR and Radiant entered into an exclusivity agreement, dated as of June 30, 2011 (the “Exclusivity Agreement”), in connection with a possible negotiated transaction involving NCR and Radiant. Under the Exclusivity Agreement, Radiant agreed not to, among other things, for a specified time period, directly or indirectly, solicit, initiate, negotiate or discuss any offer or proposal for a business combination transaction involving Radiant and any party other than NCR and its affiliates. The foregoing summary is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, which is filed as Exhibit (d)(9) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference.

Retention Agreement and Offer Letter with Andrew S. Heyman. On July 11, 2011, in connection with the execution of the Merger Agreement, NCR and Radiant entered into a retention incentive letter with Radiant’s Chief Operating Officer, Andrew S. Heyman (the “Retention Agreement”). Mr. Heyman also received and accepted an offer letter from NCR that will be effective upon the Offer Closing. Pursuant to the terms of the Retention Agreement, effective as of the Offer Closing, Mr. Heyman will continue his employment with Radiant. If he continues in the employ of Radiant for a period of twelve months after the Offer Closing, he will be entitled to receive a retention bonus payment of $270,000; if he continues employment during the period commencing on the 12-month anniversary of the Offer Closing through the 18-month anniversary of the Offer Closing, or if his employment is terminated without “Cause” (as defined in the Retention Agreement), he terminates his employment for “Good Reason” (as defined in the Retention Agreement), he dies or becomes disabled during that period, he will receive an additional retention bonus payment of $135,000. The Retention Agreement does not modify, amend or terminate any other benefit arrangements between Mr. Heyman and Radiant, including but not limited to, the Senior Executive Change in Control Severance Plan or the provisions of the Merger Agreement. In addition, for a period of two years following Mr. Heyman’s termination of employment with Radiant, Mr. Heyman has agreed to certain restrictions on solicitation and competition with Radiant and NCR. Neither the Retention Agreement nor the offer letter will become operative unless and until the Offer is consummated.

The foregoing summary of the Retention Agreement and the offer letter is qualified in its entirety by reference to the Retention Agreement and the offer letter, which are filed as Exhibit (d)(6) and Exhibit (d)(7), respectively, to the Schedule TO filed by NCR on July 25, 2011 and are incorporated herein by reference.

Noncompetition Agreements. On July 11, 2011, in connection with the execution of the Merger Agreement, NCR and Radiant entered into non-competition agreements with Radiant’s Chief Technology Officer and Chairman of the Board, Alon Goren, and Radiant’s Chief Executive Officer, John Heyman (the “Non-Competition Agreements”). Pursuant to the terms of the Non-Competition Agreements, John Heyman and Alon Goren have agreed not to compete with Radiant for a period of two years following the closing of the Offer, to maintain the confidentiality of trade secret information of Radiant, and to certain restrictions on soliciting, recruiting or hiring employees of Radiant and NCR. In consideration for these agreements, NCR agreed to include Mr. Heyman and Mr. Goren as individuals who are entitled to receive a cash payment for certain outstanding Radiant equity awards as provided in the Merger Agreement, in the amount of $443,394 and $112,014, respectively, that each of them will receive 100% of the target cash bonus for 2011 as defined in and provided pursuant to the third sentence of Section 6.12(a) of the Merger Agreement, and Radiant will pay each of them an amount equal to one month’s base salary ($45,833 for Mr. Heyman and $27,000 for Mr. Goren). The Noncompetition Agreements will not become operative unless and until the Offer is consummated.

The foregoing summary of the Non-Competition Agreements is qualified in its entirety by reference to the Non-Competition Agreements, which are filed as Exhibit (d)(4) and Exhibit (d)(5), respectively, to the Schedule TO filed by NCR on July 25, 2011 and are incorporated herein by reference.

12.	Purpose of the Offer; Plans for Radiant; Dissenters’ Rights

Purpose of the Offer; Plans for Radiant. The purpose of the Offer and the proposed Merger is to enable NCR to acquire control of, and the entire equity interest in, Radiant. Purchaser intends to, as soon as practicable after consummation of the Offer, consummate the proposed Merger, in which Radiant will continue as the surviving corporation and a wholly-owned subsidiary of NCR. Pursuant to the Merger, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by NCR or Radiant or any direct or indirect wholly-owned subsidiary of Radiant and in each case not held on behalf of third parties and Shares that are held by shareholders who have perfected and not withdrawn or waived a demand for appraisal under the GBCC) shall be converted into and become exchangeable for an amount, payable in cash and without interest, equal to the Offer Price.

Assuming Purchaser purchases a majority of outstanding Shares pursuant to the Offer, we are entitled and currently intend to exercise our rights under the Merger Agreement to obtain pro rata representation on, and control of, the Radiant Board. See Section 11—“Background of the Offer; Contacts with Radiant; The Merger Agreement—The Merger Agreement-Board of Directors”.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer, we will acquire the remaining Shares pursuant to the Merger. We may acquire additional Shares pursuant to the Top-Up Option.

In connection with Purchaser’s consideration of the Offer, Purchaser has developed a plan, on the basis of available information, for the combination of the business of Radiant with that of NCR. Important elements of that plan include: (i) maintaining certain key members of Radiant’s leadership team, including Andrew S. Heyman, (ii) integrating Radiant into NCR’s business, closely leveraging NCR’s sales force with Radiant’s, while keeping Radiant intact; (iii) continuing to support the development and enhancement of Radiant’s products, (iv) ensuring customer continuity and support and (v) extending the business relationship with Radiant’s customers. Purchaser and NCR will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth above the elsewhere in this Offer to Purchase, NCR and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Radiant or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any material change in Radiant’s capitalization or dividend policy, (iii) any other material change in Radiant’s corporate structure or business or (iv) composition of Radiant’s management or board of directors.

Dissenters’ Rights. No dissenters’ rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Article 13 of the GBCC (including, if a shareholder vote is required for the Merger, delivery of written notice to Radiant prior to such vote), will be entitled to receive a judicial determination of the fair value of the holder’s Shares as of immediately prior to the Merger (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Georgia court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Radiant may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

The foregoing summary of the rights of dissenting shareholders under the GBCC does not purport to be a statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under Georgia law. The preservation and exercise of dissenters’ rights require strict and timely adherence to the applicable provisions of Georgia law, which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is qualified in its entirety by reference to Article 13 of the GBCC, which is filed as Exhibit (a)(5)(D) to the Schedule TO filed by NCR on July 25, 2011 and incorporated herein by reference.

13.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Effective Time, except (1) as otherwise expressly required by the Merger Agreement, (2) upon at least twenty-four hours prior written notice delivered to NCR (if feasible), as may be required by applicable laws (including the rules of NASDAQ), (3) as NCR may approve, such approval not to be unreasonably withheld to the Offer Closing, Radiant shall not and will not permit its subsidiaries to split, combine, subdivide or reclassify its outstanding shares of capital stock or declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock.

14.	Conditions of the Offer

Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if the Minimum Tender Condition or the Competition Law and Governmental Consent Condition shall not have been satisfied, or if any of the following conditions exist:

(i)	there shall be any law or judgment, order, writ, injunction, decree or award enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any governmental entity (other than the application of the waiting period provisions of any Competition Law to the Offer or to the Merger) the effect of which is to directly or indirectly enjoin, make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger, or there shall exist or be instituted or pending any claim, suit, action or proceeding by any governmental entity seeking any of the foregoing consequences;

(ii)	there shall have occurred following the execution of the Merger Agreement any state of facts, condition, change, development or event with respect to Radiant which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined below);

(iii)	the representations and warranties of Radiant set forth in the Merger Agreement as to its capital structure shall not be true and correct in all respects (other than de minimis exceptions) as of the date of the Merger Agreement and as of such time (except to the extent that such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date);

(iv)

the representations and warranties of Radiant set forth in the Merger Agreement regarding organization, good standing and qualification; due authorization and ownership of equity interests; corporate authority, approval and fairness; takeover statutes; brokers and finders; and receipt of financial advisor fairness opinions that are qualified by reference to a Company Material Adverse Effect shall not be true and correct in all respects, and any such representations or warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of such time, (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall not be true and correct as of such earlier date);

(v)	the representations and warranties of Radiant (other than those listed in the paragraph (iii) and (iv) above) set forth in the Merger Agreement shall not be true and correct (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall not be true and correct as of such date) and, in the aggregate, such failure of such representations and warranties of Radiant to be true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(vi)	Radiant shall have failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform shall not have been cured to the good faith satisfaction of NCR;

(vii)	NCR and Purchaser shall have failed to receive a certificate of Radiant, executed by the chief executive officer and the chief financial officer of Radiant, dated as of the closing date of the Offer, to the effect that the conditions set forth in paragraphs (ii) through (vi) above have not occurred;

(viii)	the Radiant Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser the Company Recommendation or NCR shall have received an Adverse Recommendation Change Notice; or

(ix)	Radiant and NCR shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms.

In the Merger Agreement, “Company Material Adverse Effect” means (x) a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Radiant and its subsidiaries, taken as a whole, or (y) an effect that prevents, materially impedes or materially delays Radiant from consummating the transactions contemplated by this Agreement; provided, however, that none of the following shall be deemed, either alone or in combination to constitute, a Company Material Adverse Effect pursuant to clause (x) above: (A) changes or conditions generally affecting the economy or financial or capital markets or generally affecting the payment systems industry, in the United States or elsewhere in the world, except to the extent such changes or conditions disproportionately affect Radiant and its subsidiaries, taken as a whole, as compared to other Persons engaged in similar businesses, (B) war, acts of terrorism, national or international calamity or other similar event, (C) changes in applicable law or GAAP, or the interpretation thereof by any Governmental Entity, except to the extent such changes disproportionately affect Radiant and its subsidiaries, taken as a whole, as compared to other Persons engaged in similar businesses, (D) the announcement or pendency of the Agreement or the transactions contemplated thereby, including any actions of competitors, customers, employees, suppliers, distributors, licensors, licensees, partners or third parties in a similar relationship with Radiant resulting from such announcement, (E) the taking of any actions contemplated by the Agreement or requested by NCR or the failure to take actions prohibited by the Agreement, (F) fees or expenses incurred in connection with the transactions contemplated by the Agreement, or (G) failure, in and of itself, by Radiant to meet analysts’ or internal projections or a change in Radiant’s stock price or trading value (it being understood that the underlying causes of any such failure shall not be excluded by this clause (G)).

15.	Certain Legal Matters; Regulatory Approvals

Certain Litigation. On July 14, 2011, Jay Phelps, a shareholder of Radiant, filed a lawsuit seeking to assert claims on behalf of a class of all Radiant shareholders, excluding named defendants and their affiliates. The lawsuit was filed in the Superior Court of Fulton County in the State of Georgia, Case No. 2011CV203228 (the “Phelps Action”). The Phelps Action names as defendants Radiant and Radiant’s Board of Directors (including Alon Goren, John Heyman, Donna Lee, James Balloun, Alexander Douglas, Michael Kay, Philip Hickey, Nick

Schreiber, and William Clement (the “Individual Defendants”)) as well as NCR and Purchaser. The Phelps Action alleges that the Individual Defendants breached their fiduciary duties to Radiant shareholders by, inter alia, (i) failing to maximize the value of Radiant to its shareholders, (ii) failing to properly value Radiant and its assets, and (iii) ignoring perceived conflicts of interest in connection with the proposed transaction. The Phelps Action also alleges that Radiant, NCR, and Purchaser aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Phelps Action seeks, among other relief: (i) class certification, (ii) an order declaring the proposed transaction to be unlawful and unenforceable, (iii) rescission of the signed Merger Agreement, (iv) an injunction prohibiting the consummation of the proposed transaction, (v) an order directing the Individual Defendants to negotiate a higher price, (vi) imposition of a constructive trust for recovery obtained by plaintiff(s), and (vii) an award of costs, including attorney’s fees and expert’s fees. NCR intends to vigorously defend against the claims asserted in the Phelps Action.

The foregoing summary of the Phelps Action is qualified in its entirety by reference to the complete text of the Phelps Action, which is filed as Exhibit (a)(5)(F) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference.

On July 15, 2011, the City of Worcester Retirement System, a shareholder of Radiant, filed a lawsuit seeking to assert claims on behalf of a class of all Radiant shareholders, excluding named defendants and their affiliates. The lawsuit was filed in the Superior Court of Fulton County in the State of Georgia, Case No. 2011CV203297 (the “Worcester Action”). The Worcester Action names as defendants Radiant and Radiant’s Board of Directors (including the Individual Defendants) as well as NCR and Purchaser. The Worcester Action alleges that the Individual Defendants breached their fiduciary duties to Radiant shareholders by, inter alia, taking actions that (i) adversely affect the value provided to the corporation’s shareholders, (ii) contractually inhibit the board’s exercise of its fiduciary duties, (iii) discourage alternative offers to purchase control of the corporation, and (iv) otherwise adversely affect their duties to secure the best value for the shareholders. The Worcester Action also alleges that the Individual Defendants engaged in self-dealing and acted in bad faith. Further, the Worcester Action alleges that Radiant and NCR aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Worcester Action seeks, among other relief: (i) class certification, (ii) a declaration that the Individual Defendants failed to negotiate in good faith, (iii) a declaration that Radiant and NCR aided and abetted the Individual Defendants’ breaches of fiduciary duty, (iv) an injunction prohibiting the Individual Defendants from placing their interests before those of the shareholders, (v) an injunction against the allegedly improper defensive measures alleged in the complaint, (vi) an award of compensatory damages to the plaintiff and/or the class, and (vii) an award of costs, including attorney’s fees and expert’s fees. NCR intends to vigorously defend against the claims asserted in the Worcester Action.

The foregoing summary of the Worcester Action is qualified in its entirety by reference to the complete text of the Worcester Action, which is filed as Exhibit (a)(5)(G) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference.

On July 18, 2011, the Oakland County Employees’ Retirement System, a shareholder of Radiant, filed a lawsuit seeking to assert claims on behalf of a class of all Radiant shareholders, excluding named defendants and their affiliates. The lawsuit was filed in the Superior Court of Fulton County in the State of Georgia, Case No. 2011CV203324 (the “Oakland Action”). The Oakland Action names as defendants Radiant and Radiant’s Board of Directors (including the Individual Defendants) as well as NCR. The Oakland Action alleges that the Individual Defendants breached their fiduciary duties to Radiant shareholders by, inter alia, failing to adequately shop Radiant before entering into the proposed transaction at an inadequate price and by agreeing to unreasonable deal-protection devices. Further, the Oakland Action alleges that Radiant and NCR aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Oakland Action seeks, among other relief: (i) class certification, (ii) an injunction prohibiting consummation of the proposed transaction, (iii) an order rescinding the proposed transaction if completed before final judgment, (iv) an accounting of damages, (v) an injunction requiring the Individual Defendants to evaluate Radiant’s value and available strategic alternatives, and (vi) an award of costs, including attorney’s fees and expert’s fees. NCR intends to vigorously defend against the claims asserted in the Oakland Action.

The foregoing summary of the Oakland Action is qualified in its entirety by reference to the complete text of the Oakland Action, which is filed as Exhibit (a)(5)(H) to the Schedule TO filed by NCR on July 25, 2011 and is incorporated herein by reference.

General. Based on NCR’s and Purchaser’s examination of publicly available information filed by Radiant with the SEC and other publicly available information concerning Radiant, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Radiant’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Purchaser’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Radiant’s business or certain parts of Radiant’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14— “Conditions of the Offer”.

Shareholder Approval. Radiant has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement by Radiant and the consummation by Radiant of the Offer and the Merger have been duly and validly authorized by all necessary corporate action on the part of Radiant, and no other corporate proceedings on the part of Radiant are necessary to authorize the Merger Agreement or to consummate the Offer and the Merger (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required by applicable law, and the filing and recordation of the Certificate of Merger and other documents as required by the GBCC). As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the GBCC. According to Radiant’s articles of incorporation, the Shares are the only securities of Radiant that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of Radiant. NCR and Purchaser have agreed pursuant to the Merger Agreement that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the adoption of the Merger Agreement and approval of the Merger.

Short-Form Merger. The GBCC provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, NCR could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement, to effect the Merger without prior notice to, or any action by, any other shareholder of Radiant if permitted to do so under the GBCC. Even if NCR and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer and exercise of the Top-Up Option (if applicable), NCR and Purchaser could seek to purchase additional Shares in the open market, from Radiant or otherwise, in order to reach the 90% threshold and effect a short-form merger.

State Takeover Statutes. Radiant is incorporated under the laws of the State of Georgia and its operations are conducted throughout the United States. A number of states, including Georgia, have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Radiant, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and Radiant, and Purchaser has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

In general, Sections 14-2-1131 through 14-2-1133 of the GBCC (the “Business Combination Provisions”) prevent an “interested shareholder” (which includes a person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of a corporation) from engaging in a “business combination” (defined to include a variety of transactions, including mergers) with a Georgia corporation for a period of five years following the time such person became an interested shareholder. However, this prohibition does not apply, among other exceptions, if before the time that such person became an interested shareholder, the business combination or the transaction that resulted in such person becoming an interested shareholder is approved by the board of directors of the corporation. In addition, Sections 14-2-1110 through 14-2-1113 of the GBCC (the “Fair Price Provisions”) provide that a business combination with an interested shareholder must meet specified fair price criteria and certain other tests unless the business combination is either unanimously approved by the directors of the corporation that are not affiliated or otherwise associated with the interested shareholder, provided that there are at least three such directors, or recommended by at least two-thirds of such directors and approved by a majority vote of shares not beneficially owned by the interested shareholder. The Business Combination Provisions and the Fair Price Provisions of the GBCC do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. Radiant’s bylaws contain provisions consistent with the Business Combination Provisions and the Fair Price Provisions. However, at a meeting held on July 11, 2011, the Radiant Board, among other actions, took action (which was unanimously ratified as of July 21, 2011) to exempt the transactions contemplated by the Merger Agreement from the Business Combination Provisions and the Fair Price Provisions of its bylaws. The foregoing description of the Business Combination Provisions and the Fair Price Provisions of the GBCC does not purport to be complete and is qualified in its entirety by reference to the provisions of Sections 14-2-1131 through 14-2-1133 and Sections 14-2-1110 through 14-2-1113 of the GBCC.

Radiant has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of the GBCC and any other “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other similar statute or regulation that might be deemed applicable, the Offer, Merger, the Merger Agreement and the other agreements and transactions referred to therein and the transactions contemplated thereby, and irrevocably resolved to elect, to the extent permitted by law, for Radiant not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—”Conditions of the Offer.”

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14— “Conditions of the Offer”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both NCR and Radiant file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15—calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. NCR filed a Premerger Notification and Report Form with the FTC and Antitrust Division for review in connection with the Offer on July 15, 2011. Radiant filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on July 15, 2011. The initial waiting period applicable to the purchase of Shares is expected to expire on or about August 1, 2011, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before the expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 14— “Conditions of the Offer”. Subject to certain circumstances described in Section 4— “Withdrawal Rights”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Radiant’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14— “Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. The transaction is also subject to notification and waiting period requirements under the competition laws of Turkey. The Turkish competition authority’s receipt from the parties of a complete filing concerning the transaction triggers a thirty-day waiting period, during which the transaction may not be consummated. The Turkish competition authority may extend the waiting period if it determines that an in-depth investigation is required. NCR plans to make the requisite filing with the Turkish competition authority as soon as possible.

Other. Based upon Purchaser’s examination of publicly available information concerning Radiant, it appears that Radiant and its subsidiaries conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intends to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14— “Conditions of the Offer”.

Any merger or other similar business combination that Purchaser proposes would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Radiant and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the SEC and distributed to such shareholders prior to consummation of the transaction.

16.	Fees and Expenses

J.P. Morgan Securities LLC (“JPM Securities”) is acting as dealer manager for the Offer and as financial advisor to NCR and Purchaser in connection with the acquisition of Radiant, for which services JPM Securities will receive a customary fee. JPM Securities also will be reimbursed for reasonable out-of-pocket expenses incurred by it, including reasonable fees and expenses of external legal counsel, and JPM Securities and its related persons will be indemnified against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In addition, affiliates of JPM Securities will receive customary fees in respect of their commitments to make loans under the Facility and in their capacities as lenders under the Facility. In the ordinary course of business, JPM Securities and its affiliates may actively trade or hold the securities of NCR and Radiant for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in those securities.

Purchaser has retained Georgeson, Inc. to act as the Information Agent and BNY Mellon Shareowner Services to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under U.S. federal securities laws.

Other than as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as Purchaser may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of NCR or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Securities and Exchange Commission in the manner described in Section 9— “Certain Information Concerning Purchaser and NCR” of this Offer to Purchase.

Ranger Acquisition Corporation

July 25, 2011

SCHEDULE I

INFORMATION CONCERNING MEMBERS OF

THE BOARDS OF DIRECTORS AND THE

EXECUTIVE OFFICERS OF NCR AND PURCHASER NCR

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of NCR, each of whom is a citizen of the United States of America. Except as otherwise noted, positions specified are positions with NCR. The business address and telephone number of each person identified below as a director or executive officer of NCR is NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096, telephone: (937) 445-5000.

Board of Directors

Name	Principal Occupation or Employment
William R. Nuti	Mr. Nuti is NCR’s Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board in October 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company’s Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation (“IBM”), Netrix Corporation and Network Equipment Technologies.

Quincy L. Allen	Mr. Allen was most recently Chief Executive Officer of Vertis Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies, from April 2009 to December 2010. Prior to this position, Mr. Allen was President, Global Business and Strategic Marketing Group, at Xerox Corporation, a document management technology and services company, from January 2009 to April 2009. Prior to assuming this position, Mr. Allen was President, Production Systems Group, at Xerox from December 2004 until January 2009. From 2003 to 2004, he was Senior Vice President at Xerox Business Group Operations, and from 2001 to 2003, he was Senior Vice President, North American Services and Solutions at Xerox.

Edward P. Boykin	Mr. Boykin was most recently Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation, an information technology services company he joined in 1966, from July 2001 to June 2003.

Richard L. Clemmer	Mr. Clemmer is President and Chief Executive Officer of NXP B.V., a semiconductor company, a position he has held since January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Prior to this position, Mr. Clemmer served as President and Chief Executive Officer of PurchasePro.com, Inc.

Name	Principal Occupation or Employment
Gary J. Daichendt	Mr. Daichendt has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, Inc.

Robert P. DeRodes	Mr. DeRodes was most recently Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company, from October 2008 to July 2010. Prior to this position, Mr. DeRodes served as Executive Vice President and Chief Information Officer for The Home Depot, Inc., a home improvement retailer, from February 2002 to October 2008 and as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer for Delta Air Lines, Inc., from September 1999 until February 2002.

Linda Fayne Levinson	Ms. Levinson was most recently Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, from July 2006 until May 2010 when it was merged into Epic Advertising. From February 2006 through July 2006, Ms. Levinson was Interim Chief Executive Officer and Chair of Vendare Media, a predecessor company to Connexus. Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm, an executive at American Express running its leisure travel and tour business, and a Partner at McKinsey & Co.

Executive Officers

Name	Principal Occupation or Employment
William R. Nuti	The principal occupations or employment and material employment history for the past five years of Mr. Nuti is set forth above.

John G. Bruno	Mr. Bruno became Executive Vice President, Industry Solutions Group, in November 2008. Prior to joining NCR, Mr. Bruno was a Managing Director at The Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm, from August 2007 to November 2008. Prior to this position, he was Senior Vice President-General Manager, RFID Division, at Symbol Technologies, Inc., an information technology company, from June 2005 through February 2006. Mr. Bruno was Symbol Technologies’ Senior Vice President, Corporate Development from May 2004 to June 2005, and was Symbol Technologies’ Senior Vice President, Business Development, and Chief Information Officer, from November 2002 to May 2004.

Daniel T. Bogan	Mr. Bogan became Senior Vice President and General Manager of Systemedia Division, now known as NCR Consumables, in January 2008. Prior to assuming this position, he was Senior Vice President, Retail Solutions Division, from January 2007 to December 2007, and he had been Interim Senior Vice President, Retail Solutions Division, since April 2006. Prior to this position, Mr. Bogan was Vice President, Americas Sales and Service, Retail Solutions Division, from September 2002 to April 2006. Mr. Bogan joined NCR in 1977.

2

Name	Principal Occupation or Employment
Jennifer M. Daniels	Ms. Daniels became Senior Vice President, General Counsel and Secretary in April 2010. Prior to joining NCR, Ms. Daniels was Vice President, General Counsel and Corporate Secretary of Barnes & Noble, Inc., a worldwide bookseller from August 2007 to April 2010. Prior to that, she served as an attorney for more than 16 years at IBM, a worldwide provider of computer hardware, software and services where she held, among other positions, the positions of Vice President, Assistant General Counsel and Chief Trust and Compliance Officer; Vice President and Assistant General Counsel for Litigation; and Vice President and General Counsel of IBM Americas.

Peter A. Dorsman	Mr. Dorsman became Senior Vice President, Global Operations, in January 2008. Prior to assuming this position, he was Vice President and General Manager of NCR’s Systemedia Division, now known as NCR Consumables, from April 2006 to December 2007. Prior to joining NCR, Mr. Dorsman was Executive Vice President and Chief Operating Officer of The Standard Register Co., a document services provider, from February 2000 to June 2004.

Robert P. Fishman	Mr. Fishman became Senior Vice President and Chief Financial Officer in March 2010. Prior to assuming this position, he was Interim Chief Financial Officer from October 2009 to March 2010. Prior to that position, he was Vice President and Corporate Controller from January 2007 to October 2009. From September 2005 to January 2007, Mr. Fishman was Assistant Controller and from January 2005 to September 2005, he was Director, Corporate Planning. Mr. Fishman joined NCR in 1993.

Peter A. Leav	Mr. Leav became Senior Vice President, Worldwide Sales, in January 2009. Prior to joining NCR, he was Corporate Vice President and General Manager of Motorola, Inc., a provider of mobility products and solutions across broadband and wireless networks, from November 2008 to January 2009, and Vice President and General Manager for Motorola from December 2007 to November 2008. Prior to this position, Mr. Leav was Vice President of Sales for Motorola from December 2006 to December 2007. From November 2004 to December 2006, Mr. Leav was Director of Sales for Symbol Technologies, Inc., an information technology company. Prior to this position, Mr. Leav was Regional Sales Manager at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, from July 2000 to November 2004.

Andrea L. Ledford	Ms. Ledford became Senior Vice President, Human Resources, in June 2007. Ms. Ledford served as Interim Senior Vice President, Human Resources, from February 2007 to June 2007. Prior to assuming this position, she was Vice President, Human Resources, Asia/Pacific, and Europe, Middle East and Africa, from February 2006 to February 2007. Before joining NCR in February 2006, Ms. Ledford was EMEA Leader, Human Resources, at Symbol Technologies, Inc., an information technology company, from 2002 to February 2006 and held a variety of leadership roles at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, in EMEA, Asia/Pacific and Latin America.

3

PURCHASER

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser, each of whom is a citizen of the United States of America. The business address and telephone number of each person identified below as a director or executive officer of Purchaser is Ranger Acquisition Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096, telephone: (937) 445-5000

Name	Principal Occupation or Employment
John G. Bruno	Mr. Bruno has served as Chief Executive Officer, President and as a director of Purchaser since its formation in July 2011. The principal occupations or employment and material employment history for the past five years of Mr. Bruno is set forth above.

Robert P. Fishman	Mr. Fishman has served as Chief Financial Officer, Treasurer and as a director of Purchaser since its formation in July 2011. The principal occupations or employment and material employment history for the past five years of Mr. Fishman is set forth above.

Andrea L. Ledford	Ms. Ledford has served as Secretary and as a director of Purchaser since its formation in July 2011. The principal occupations or employment and material employment history for the past five years of Ms. Ledford is set forth above.

4

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail:	By Overnight Courier or by Hand:

BNY Mellon Shareowner Services Corporate Action Dept. P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

By Facsimile Transmission:

(201) 680-4626

To Confirm Facsimile Only:

(201) 680-4860

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street—26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (888) 658-5755

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Ave, 5th Floor

New York, NY 10179

Toll free: (877) 371-5947